PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 12, 2001)

                                 [REDWOOD LOGO]

                              REDWOOD TRUST, INC.
                                 950,000 SHARES
                                  COMMON STOCK

     Redwood Trust, Inc. is offering 950,000 shares of its common stock. Redwood Trust's common stock is traded on the New York Stock Exchange under the symbol "RWT." The last reported sale price of the common stock on the New York Stock Exchange on June 21, 2001 was $22.03 per share.

                         ------------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                   SEE "RISK FACTORS" BEGINNING ON PAGE S-5.

                         ------------------------------

                                                                 PER SHARE           TOTAL
                                                                 ---------        -----------
Public Offering Price....................................         $22.90          $21,755,000
Underwriting Discounts and Commissions...................         $ 0.90          $   855,000
Proceeds to Redwood Trust, Inc...........................         $22.00          $20,900,000

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Redwood Trust, Inc. has granted the underwriters a 30-day option to purchase up to an additional 142,500 shares of common stock to cover over-allotments. Delivery of the shares of common stock will be made on or about July 2, 2001.

                         ------------------------------

                            JOLSON MERCHANT PARTNERS

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS JUNE 21, 2001

     YOU SHOULD RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, THE "COMPANY," "REDWOOD TRUST," "WE," "US," AND "OUR" REFER TO REDWOOD TRUST, INC.

                         ------------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                              PAGE
                                                              ----
The Company.................................................   S-3
Forward-Looking Statements and Notice about Information
  Presented.................................................   S-3
Use of Proceeds.............................................   S-4
Risk Factors................................................   S-5
Dividend Policy and Distributions...........................   S-6
Capitalization..............................................   S-7
Selected Consolidated Financial Data........................   S-8
Business....................................................  S-11
Federal Income Tax Considerations...........................  S-21
Underwriting................................................  S-24
Experts.....................................................  S-26
Legal Matters...............................................  S-26

                         ------------------------------

                                   PROSPECTUS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    2
Private Securities Litigation Reform Act of 1995............    2
The Company.................................................    3
Use of Proceeds.............................................    3
Description of Securities...................................    3
Federal Income Tax Considerations...........................    9
Plan of Distribution........................................   16
ERISA Investors.............................................   17
Legal Matters...............................................   18
Experts.....................................................   18
Where You Can Find More Information.........................   18
Incorporation by Reference..................................   18

                         ------------------------------

                                  THE COMPANY

     We are a real estate finance company specializing in owning, financing, and credit enhancing high-quality jumbo residential mortgage loans. Jumbo residential loans have mortgage balances that exceed the financing limit imposed on Fannie Mae and Freddie Mac, both of which are United States government-sponsored real estate finance entities. Most of the loans that we finance have mortgage loan balances between $275,000 and $600,000.

     We finance high-quality jumbo loans in two ways -- through our residential credit enhancement portfolio and our residential retained loan portfolio. In our residential credit enhancement portfolio, we enable the securitization and funding of mortgage loans in the capital markets by committing our capital to partially credit enhance the mortgage loans. We do this by structuring and acquiring subordinated credit enhancement interests that are created at the time the mortgage loans are securitized. After we have credit enhanced these mortgage loans, collateralized mortgage-backed securities can be created with investment grade debt ratings and then sold into the global capital markets to fund the underlying mortgages. In essence, we perform the equivalent of a guarantee or insurance function with respect to these mortgage loans. At March 31, 2001, the aggregate principal value of mortgage loans we credit enhanced in our credit enhancement portfolio was $27 billion, and the average mortgage loan balance was $351,700.

     In our residential retained mortgage loan portfolio, we acquire mortgage loans and hold them on our balance sheet to earn interest income. We typically fund the purchase of these mortgage loans through the issuance of long-term amortizing debt. At March 31, 2001, the aggregate principal value of loans in our residential retained loan portfolio was $1 billion, and the average mortgage loan balance was $312,200.

     We have elected and anticipate continuing to be organized as a real estate investment trust ("REIT"). As a REIT, we distribute substantially all of our net taxable earnings to stockholders as dividends. So long as we retain our REIT status, we will not pay most types of corporate income taxes.

     Redwood Trust, Inc. was incorporated in the State of Maryland on April 11, 1994, and commenced operations on August 19, 1994. Our principal executive offices are located at 591 Redwood Highway, Suite 3100, Mill Valley, California 94941.

       FORWARD-LOOKING STATEMENTS AND NOTICE ABOUT INFORMATION PRESENTED

     This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements. When used, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including, among other things, changes in interest rates on our mortgage assets and borrowings, changes in prepayment rates on our mortgage assets, general economic conditions, particularly as they affect the price of mortgage assets and the credit status of borrowers, and the level of liquidity in the capital markets, as it affects our ability to finance our mortgage asset portfolio.

     Other risks, uncertainties and factors that could cause actual results to differ materially from those projected are detailed from time to time in reports filed by us with the Securities and Exchange Commission, or SEC, including Forms 10-Q and 10-K.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus supplement and the accompanying prospectus might not occur.

     This prospectus supplement contains statistics and other data that in some cases have been obtained from, or compiled from, information made available by servicing entities and information service providers.

                                USE OF PROCEEDS

     The net proceeds to be received by us from the sale of the 950,000 shares of common stock in this offering are estimated to be approximately $20,800,000 after deducting underwriting discounts and commissions and estimated expenses, assuming the over-allotment option is not exercised by the underwriters. We intend to use the net proceeds, together with borrowings, to purchase mortgage assets. Pending use of the net proceeds to purchase such mortgage assets, the net proceeds will be used to reduce short-term collateralized borrowings. These borrowings generally bear interest at rates that adjust based on one-month LIBOR and are secured by mortgage assets owned by us.

                                  RISK FACTORS

     See the risk factors beginning on page 11 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which is incorporated by reference, for a discussion of certain factors that should be considered by prospective purchasers of shares of our common stock.

     The risk factors set forth in the Form 10-K incorporated by reference herein address the following risks, among others:

     - Mortgage loan delinquencies, defaults and credit losses could reduce our earnings. We have other types of credit risk that could also cause losses. Credit losses could reduce our cash flow and access to liquidity.

     - Fluctuations in our results may be exacerbated by the leverage that we employ and by liquidity risks.

     - Changes in the market values of our assets and liabilities can adversely affect our earnings, stockholders' equity and liquidity.

     - Changes in mortgage prepayment rates may affect our earnings, liquidity and the market values of our assets.

     - Interest rate fluctuations can have various effects on us and could lead to reduced earnings or increased earnings volatility.

     - Hedging activities may reduce long-term earnings and may fail to reduce earnings volatility or to protect our capital in difficult economic environments.

     - Maintaining REIT status may reduce our flexibility.

     - Our cash balances and cash flows may become limited relative to our cash needs.

     - Increased competition could reduce our acquisition opportunities or affect our operations in a negative manner.

     - Mortgage assets may not be available at attractive prices, thus limiting our growth or earnings.

     - Accounting conventions can change, thus affecting our reported results and operations.

     - Our policies, procedures, practices, product lines, risks and internal risk-adjusted capital guidelines are subject to change.

     - We depend on key personnel for successful operations.

     - Investors in our common stock may experience losses, volatility and poor liquidity.

                       DIVIDEND POLICY AND DISTRIBUTIONS

     We intend to distribute substantially all of our taxable income, which does not ordinarily equal net income as calculated in accordance with GAAP, to our stockholders so as to comply with the REIT tax rules. We currently declare regular quarterly dividends. Our goal is to pay dividends on our common stock at a conservative rate that is steady and that is sustainable given the levels of cash flow we expect to generate from our operations over time. Based upon our current outlook, we believe that our cash flows will be sufficient to sustain dividend payments at our most recent regular common stock dividend rate of $0.55 per share per quarter for the reasonably foreseeable future. We have been increasing our dividend rate in the last few years as our profits and cash flows have increased. Our Board of Directors will consider additional increases to our regular dividend rate in the event that our current business initiatives successfully increase our long-term rate of profitability and cash flows. In any years in which we may experience exceptional results, our regular quarterly dividends may need to be supplemented in order for us to meet our minimum dividend distribution requirements under the REIT tax rules. In these years, we may elect to declare a special fifth dividend during the fourth quarter. This fifth dividend would be paid in addition to our four regular quarterly dividends.

     The dividend policy with respect to our common stock is subject to revision at the discretion of the Board of Directors. All distributions will be made by us at the discretion of the Board of Directors and will depend on our taxable and GAAP earnings, our cash flows and overall financial condition, maintenance of REIT status and such other factors as the Board of Directors deems relevant. No dividends will be paid or set apart for payment on shares of our common stock unless full cumulative dividends have been paid on our Class B 9.74% Cumulative Convertible Preferred Stock. As of March 31, 2001, the full cumulative dividends have been paid on the preferred stock.

     Distributions to our stockholders will generally be subject to tax as ordinary income, although a portion of such distributions may be designated by us as capital gain or may constitute a tax-free return of capital. Our Board of Directors may elect to maintain a steady dividend rate during periods of fluctuating taxable income. In such event, the Board may choose to declare dividends that include a return of capital. We will annually furnish to each stockholder a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, capital gains or return of capital. For a discussion of the Federal income tax treatment of our distributions, see "Federal Income Tax Considerations -- Taxation of Holders of Redwood Trust's Common Stock" in this prospectus supplement.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2001 (i) on an actual basis and (ii) as adjusted to give effect to the issuance of 950,000 shares of our common stock offered hereby at the offering price of $22.90 per share and our application of the estimated net proceeds therefrom, after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds." The capitalization information set forth in the table below is qualified by the more detailed Consolidated Financial Statements and Notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

                                                                      MARCH 31, 2001
                                                              ------------------------------
                                                              ACTUAL(1)(2)    AS ADJUSTED(3)
                                                              ------------    --------------
                                                                (IN THOUSANDS, UNAUDITED)
STOCKHOLDERS' EQUITY:
  Preferred stock, par value $0.01 per share; Class B 9.74%
     Cumulative convertible 902,068 shares authorized,
     issued and outstanding ($28,645 aggregate liquidation
     preference)............................................    $ 26,517         $ 26,517
  Common stock, par value $0.01 per share; 49,097,932 shares authorized; 8,896,838 issued and outstanding, actual;
     49,097,932 shares authorized, 9,846,838 shares issued
     and outstanding, as adjusted...........................          89               98
  Additional paid-in capital................................     243,650          264,441
  Accumulated other comprehensive income....................       2,559            2,559
  Cumulative earnings.......................................      34,435           34,435
  Cumulative distributions to stockholders..................     (85,577)         (85,577)
                                                                --------         --------
          Total stockholders' equity........................    $221,673         $242,473
                                                                ========         ========

------------
(1) Excludes as of March 31, 2001 (i) 1,476,381 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $22.40 per share and (ii) an aggregate of 441,304 shares available for future issuance under our Stock Option Plan.

(2) At March 31, 2001, we also utilized borrowings of $992,597 of short-term debt and $1,056,212 of long-term debt, net.

(3) Assumes no exercise of the underwriters' over-allotment option.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the related Notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

                                                                              QUARTER ENDED MARCH 31,
                                              YEAR ENDED DECEMBER 31,               (UNAUDITED)
                                         ---------------------------------    -----------------------
                                           1998        1999        2000          2000       2001(1)
                                         ---------   ---------   ---------    ----------   ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Interest income after credit expenses
  from:
  Residential credit enhancement
     portfolio.........................  $   2,963   $   4,202   $   8,524    $   1,615    $   2,642
  Residential retained loan
     portfolio.........................    120,127      71,804      90,134       23,619       19,702
  Investment portfolio.................     96,412      66,219      67,206       17,060       17,048
  Commercial retained loan portfolio...        102       1,081       2,002          211        1,933
  Cash and other interest income.......      2,080       2,658       1,395          314          312
                                         ---------   ---------   ---------    ---------    ---------
Total interest income after credit
  expenses.............................    221,684     145,964     169,261       42,819       41,637
Interest and hedging expenses..........   (199,638)   (119,227)   (138,603)     (34,931)     (31,413)
                                         ---------   ---------   ---------    ---------    ---------
Net interest income after credit
  expenses.............................     22,046      26,737      30,658        7,888       10,224
Equity in earnings (losses) of RWT
  Holdings, Inc........................     (4,676)    (21,633)     (1,676)        (568)          --
Other income...........................        139         175          98           15           --
Operating expenses.....................     (5,876)     (3,835)     (7,850)      (2,147)      (3,136)
Net unrealized/realized market value
  gains (losses).......................    (38,943)        284      (2,296)      (1,224)       2,641
Dividends on Class B preferred stock...     (2,747)     (2,741)     (2,724)        (681)        (681)
Change in accounting principles(2).....    (10,061)         --          --           --       (2,368)
                                         ---------   ---------   ---------    ---------    ---------
Net income (loss) available to common
  stockholders.........................  $ (40,118)  $  (1,013)  $  16,210    $   3,283    $   6,680
                                         =========   =========   =========    =========    =========
Core earnings: ongoing operations
  before mark-to-market and
  non-recurring expenses:
  Net income...........................  $ (40,118)  $  (1,013)  $  16,210    $   3,283    $   6,680
  (Gains) losses from market value
     changes...........................     49,004         (38)      2,329        1,164         (273)
  (Gains) losses from closed business
     units.............................      3,780      17,673          46           89           --
                                         ---------   ---------   ---------    ---------    ---------
          Core earnings(3).............  $  12,666   $  16,622   $  18,585    $   4,536    $   6,407
                                         =========   =========   =========    =========    =========
Average common shares -- diluted.......     13,200       9,768       8,902        8,845        9,065
Diluted net income (loss) per share....  $   (3.04)  $   (0.10)  $    1.82    $    0.37    $    0.74
Core earnings per share................  $    0.96   $    1.71   $    2.08    $    0.51    $    0.71
Dividends declared per Class B
  preferred share......................  $    3.02   $    3.02   $    3.02    $    0.76    $    0.76
Dividends declared per common share....  $    0.28   $    0.40   $    1.61    $    0.35    $    0.50
Total common dividends declared........  $   3,946   $   3,513   $  14,168    $   3,076    $   4,448

---------------

(1) Effective January 1, 2001 we acquired 100% of the voting common stock of RWT Holdings, Inc. (Holdings). Accordingly, Holdings has been consolidated into our results of operations for the quarter ended March 31, 2001. Prior periods do not reflect Holdings on a consolidated basis. Prior to the acquisition of the voting common stock of Holdings, we accounted for Holdings under the equity method.

(2) In 1998, we adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, effective July 1, 1998. In accordance with the transition provisions of SFAS 133, we recorded a net-of-tax cumulative-effect-type transition adjustment of $10.1 million (loss).

    In the first quarter of 2001, we adopted EITF 99-20 Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, effective January 1, 2001. In accordance with the transition provision of EITF 99-20, we recorded a net-of-tax cumulative-effect-type transition adjustment of $2.4 million (loss).

(3) Core earnings is calculated as GAAP earnings from ongoing operations less mark-to-market adjustments and non-recurring expenses. Core earnings is not a measure of earnings in accordance with generally accepted accounting principles. Management believes that core earnings provides relevant and useful information regarding Redwood's results of operations in addition to GAAP measures of performance. Because all companies and analysts do not calculate non-GAAP measures such as core earnings in the same fashion, core earnings as calculated by us may not be comparable to similarly titled measures reported by other companies.

                                                                                    MARCH 31,
                                                 DECEMBER 31,                      (UNAUDITED)
                                     ------------------------------------    -----------------------
                                        1998         1999         2000          2000         2001
                                     ----------   ----------   ----------    ----------   ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
     Residential credit enhancement
       portfolio (net).............  $    7,707   $   26,999   $   80,764    $   36,994   $  100,849
     Residential retained loan
       portfolio...................   1,397,213    1,385,589    1,130,997     1,330,674    1,071,819
     Investment portfolio..........   1,257,655      941,781      764,775     1,004,862    1,000,612
     Commercial retained loan
       portfolio...................       8,287        8,437       57,169        16,865       70,077
                                     ----------   ----------   ----------    ----------   ----------
Total mortgage assets..............   2,670,863    2,362,806    2,033,705     2,389,395    2,243,357
Total assets.......................   2,832,448    2,419,928    2,082,115     2,427,603    2,285,909
Short-term debt....................   1,257,570    1,253,565      756,222       922,405      992,597
Long-term debt.....................   1,305,560      945,270    1,095,835     1,282,756    1,056,212
Total liabilities..................   2,577,658    2,209,993    1,866,451     2,217,903    2,064,236
Total stockholders' equity.........  $  254,790   $  209,935   $  215,664    $  209,700   $  221,673
Number of Class B preferred shares
  outstanding......................         910          902          902           902          902
Number of common shares
  outstanding......................      11,252        8,783        8,810         8,783        8,897
Book value per common share........  $    20.27   $    20.88   $    21.47    $    20.86   $    21.94

                                                                             QUARTER ENDED MARCH 31,
                                           YEAR ENDED DECEMBER 31,                 (UNAUDITED)
                                     ------------------------------------    -----------------------
                                        1998         1999         2000          2000         2001
                                     ----------   ----------   ----------    ----------   ----------
                                                             (IN THOUSANDS)
CASH FLOW DATA:
Net income (loss) available to
  common stockholders..............  $  (40,118)  $   (1,013)  $   16,210    $    3,283   $    6,680
Depreciation and amortization......      32,046        6,773        4,170         1,131        1,272
Provision for credit losses........       1,120        1,346          731           119          184
Equity in losses in RWT Holdings,
  Inc..............................       4,676       21,633        1,676           568           --
Non-cash stock compensation........          --           --           --            --          143
Net unrealized/realized market
  value (gains) losses.............      49,004         (284)       2,296         1,224         (273)
                                     ----------   ----------   ----------    ----------   ----------
Cash flow before working capital,
  capital expenditures and
  portfolio activities.............      46,728       28,455       25,083         6,325        8,006
Working capital and capital
  expenditures.....................      13,903       15,181       (3,922)         (767)       4,536
                                     ----------   ----------   ----------    ----------   ----------
Free cash flow(1)..................      60,631       43,636       21,161         5,558       12,542
Changes in investment in RWT
  Holdings, Inc....................     (26,745)      (9,927)       6,972         4,999           --
Common dividends paid..............      (8,946)      (1,323)     (12,488)       (2,196)      (3,876)
Sale/(purchase) of capital stock...     (45,384)     (37,334)         428            45          986
                                     ----------   ----------   ----------    ----------   ----------
Funds retained for portfolio
  investing(1).....................  $  (20,444)  $   (4,948)  $   16,073    $    8,406   $    9,652
                                     ==========   ==========   ==========    ==========   ==========

---------------

(1) Free cash flow represents cash flow from operations, excluding the effect of portfolio trading activities. It assumes that we will reinvest all proceeds from portfolio trading activities in mortgage assets. Free cash flow is available to fund other long-term investments, including repurchases of our stock, and dividends on common stock. Funds retained for portfolio investing is free cash flow adjusted for such items and represents the portion of cash flow from operations available for additional investments in mortgage assets. The presentation of free cash flow and funds retained for portfolio investing is intended to supplement the presentation of cash provided by operating activities prepared in accordance with generally accepted accounting principles. Since all companies do not calculate these alternative measures of cash flow in the same fashion, free cash flow and funds retained for portfolio investing may not be comparable to similarly titled measures reported by other companies.

                                                                                    MARCH 31,
                                              DECEMBER 31,                         (UNAUDITED)
                                 ---------------------------------------    -------------------------
                                    1998          1999          2000           2000          2001
                                 -----------   -----------   -----------    -----------   -----------
                                                        (DOLLARS IN THOUSANDS)
OTHER DATA:
Recourse assets(1).............  $ 1,523,280   $ 1,471,570   $   983,097    $ 1,141,241   $ 1,226,951
Recourse debt(2)...............    1,257,570     1,253,565       756,222        922,405       992,597
Equity to recourse assets......        16.73%        14.27%        21.94%         18.37%        18.07%
Recourse debt to equity........        4.94x         5.97x         3.51x          4.40x         4.48x
Market value changes:
  Net income statement market
     adj. .....................  $   (49,004)  $       284   $    (2,296)   $    (1,224)  $       273
  Net balance sheet market
     adj. .....................        9,701        (2,978)        3,259           (487)        2,648
                                 -----------   -----------   -----------    -----------   -----------
Total market value
  adjustments..................  $   (39,303)  $    (2,694)  $       963    $    (1,711)  $     2,921
Residential credit enhancement
  portfolio (gross)(3).........  $   542,558   $ 6,376,571   $22,633,860    $ 8,539,491   $27,081,361
Residential retained loan
  portfolio....................    1,397,213     1,385,589     1,130,997      1,330,674     1,071,819
                                 -----------   -----------   -----------    -----------   -----------
Total residential loans........  $ 1,939,771   $ 7,762,160   $23,764,857    $ 9,870,165   $28,153,180
                                 ===========   ===========   ===========    ===========   ===========
Our internal credit reserve....  $     9,081   $    15,366   $    31,866    $    16,137   $    40,690
External credit enhancement....       19,005        26,111        86,840         34,310        86,600
                                 -----------   -----------   -----------    -----------   -----------
Total credit protection........  $    28,086   $    41,477   $   118,706    $    50,447   $   127,290
                                 ===========   ===========   ===========    ===========   ===========
Total credit protection as % of
  total current residential
  loans........................         1.45%         0.53%         0.50%          0.51%         0.45%
Delinquencies (90+ days,
  foreclosure, bankruptcy,
  REO).........................  $    30,276   $    50,086   $    57,376    $    55,069   $    70,264
Delinquencies as % of total
  current residential loans....         1.56%         0.65%         0.24%          0.56%         0.25%
Our charge-offs................  $     3,509   $     1,151   $       800    $       270   $        85
Losses to external credit
  enhancement..................        7,455         1,995         3,750            543           550
                                 -----------   -----------   -----------    -----------   -----------
Total credit losses............  $    10,964   $     3,146   $     4,550    $       813   $       635
                                 ===========   ===========   ===========    ===========   ===========
Total credit losses as % of
  total current residential
  loans........................         0.57%         0.04%         0.02%          0.03%*        0.01%*

------------
 * Annualized.

(1) Represents all assets not pledged to secure long-term debt.

(2) Represents all borrowings other than long-term debt. Recourse on long-term debt is limited to the assets pledged to secure such debt.

(3) Represents the principal balance of mortgage loans financed by securitizations in which we own residential credit enhancement interests.

                                    BUSINESS

INDUSTRY OVERVIEW

     There are approximately $5.2 trillion of residential mortgage loans outstanding in the United States. The amount outstanding has grown at a rate of between 5% and 10% per year for approximately twenty years as home ownership and housing values have generally increased. New originations of residential mortgage loans have ranged from $0.8 trillion to $1.4 trillion per year over the last five years. Originations generally increase in years when refinancing activity is stronger due to declines in long-term interest and mortgage rates.

     Fannie Mae and Freddie Mac are prohibited from owning or guaranteeing single-family mortgage loans with balances greater than $275,000 for loans in the continental United States. These loans are commonly referred to as jumbo mortgage loans. Originations of jumbo mortgage loans have remained at between 22% and 23% of total new residential mortgage originations for the last five years. We believe that jumbo mortgages currently outstanding total over $1 trillion, which represents approximately 20% of the total residential mortgages outstanding. We also believe that this outstanding balance of jumbo mortgages has grown at a rate of between 5% and 10% per year along with the residential mortgage market as a whole. New originations of jumbo residential mortgage loans have ranged from between $190 billion and $328 billion per year for the last five years.

     Each year the amount of jumbo mortgages that require new financing consists of new originations in addition to the seasoned loans that are sold into the secondary mortgage market by financial institutions from their portfolios. The size of the financing market for jumbo mortgages each year thus depends on the economic conditions and other factors that determine the level of new originations and the attractiveness to financial institutions of selling loans.

     Historically, jumbo residential mortgages have been financed by financial institutions, such as banks and thrifts, holding loans in portfolio on their balance sheets. These institutions fund their mortgage finance activities through deposits and other borrowings. Increasingly since the mid-1980s, jumbo mortgages have been funded through mortgage securitization. We estimate that the share of jumbo mortgages outstanding that have been securitized has been increasing steadily from approximately 10% in 1990 to approximately 50% in 2001. We believe that securitization has increased share as the financing method of choice in the jumbo market relative to portfolio lending because securitization is generally a more efficient form of funding.

     Jumbo mortgage securitizations may consist of seasoned loans or newly originated loans. Seasoned loan securitizations generally contain loans that are being sold from the retained mortgage portfolios of the larger banks and thrifts. Securitizations of new originations generally contain loans sold by the larger originators of jumbo mortgage loans or by conduits. Conduits acquire individual loans or small mortgage portfolios in order to aggregate mortgage pools for securitization.

     Virtually all of the demand for mortgage-backed securities comes from investors that desire to hold the cash flows of a mortgage but that are not able or willing to build the operations necessary to manage the credit risk of mortgages. These investors demand that mortgage securities be rated investment grade by the credit rating agencies. In order to create investment grade mortgage-backed securities from a pool of residential mortgage loans, credit enhancement for those mortgage loans must be provided.

     In a securitization, a pool of mortgage loans can be credit enhanced through a number of different methods. The senior/subordinated structure is the most prevalent method for credit enhancement of jumbo mortgage loans. This structure establishes a set of senior interests in the pool of mortgage loans and a set of subordinated interests in the pool. The set of subordinated interests is acquired by one or more entities that provide credit enhancement to the underlying mortgage loans. Credit losses in the mortgage pool reduce the principal of the subordinated interests first, thus allowing the senior interests to be rated investment grade (mostly AAA). Other forms of credit enhancement, such as pool insurance provided by mortgage insurance companies, bond insurance provided by bond insurance companies, and corporate guarantees are often less efficient than the senior/subordinated structure due to regulation and rating agency requirements, among other factors.

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     Credit enhancers of jumbo mortgage loans profit from cash flows generated from the ownership of the subordinated credit enhancement interests. The amount and timing of credit losses in the underlying mortgage pools affect the yields generated by these assets. These interests are generally purchased at a discount to the principal value of the interest, and much of the potential return is generated through the ultimate return of the remaining principal after realized credit losses.

     The business of enabling the securitization of jumbo residential mortgages by assuming credit risk on the underlying mortgage loans is highly fragmented. There are no industry statistics known to us that identify participants or market shares. Credit enhancers of jumbo mortgage securitizations include banks and thrifts (generally for their own originations), insurance companies, Wall Street broker-dealers, hedge funds, other private investment firms, mortgage REITs and others.

     The liquidity crisis in the financial markets in 1998 caused many of the participants in this market to withdraw. With reduced demand stemming from reduced competition, and increased supply as a result from increased originations and mortgage portfolio sales, prices of residential credit enhancement interests declined. Prices further declined in 1999 as financial turmoil continued and financial institutions reorganized themselves to focus on their core businesses.

     In 2000 and continuing into 2001, the prices of assets and the margins available in the jumbo residential credit enhancement business have remained attractive. In general, we believe that few new competitors have entered the market, so demand for credit enhancement interests has remained subdued. At the same time, the supply of credit enhancement opportunities has increased as jumbo mortgage securitizations have increased. In addition, a significant supply of seasoned jumbo mortgage loan portfolios has been securitized recently by banks that have origination capacities that far exceed both their balance sheet capacities and their desires to hold loans in portfolio.

OUR SOLUTION

     Over the past seven years, we have built a business model that allows us to compete effectively in the high-quality jumbo mortgage finance market in the United States. The key aspects of our solution are as follows:

     Focused business model. We have a focused business model targeting the credit enhancement and ownership of jumbo residential mortgage loans. We specialize in funding jumbo mortgage loans through securitization. Securitization of mortgages is either undertaken by us in our retained portfolio or by others and credit enhanced by us in our credit enhancement portfolio. At March 31, 2001, we had enabled securitizations for a total of $28 billion of jumbo mortgage loans ($27 billion securitized by others and $1 billion securitized by us) for an approximate market share of 3% of all jumbo mortgage loans and 6% of all securitized jumbo mortgage loans. We believe securitization has and will continue to prove to be a more efficient form of financing jumbo mortgage loans than funding through deposits on the balance sheets of depository institutions (banks and thrifts). By focusing on this form of financing mortgages, we believe our long-term growth opportunities will continue to be attractive. We believe that opportunities will be particularly attractive if an increasing share of jumbo mortgage loans continues to be securitized and if the jumbo residential market as a whole continues to grow at the historical rate of between 5% and 10% per year.

     Specialized expertise and scalable operations. We have developed all of the specialized expertise necessary to efficiently and economically credit enhance and own jumbo residential mortgage loans. Our accumulated market knowledge, relationships with mortgage originators and others, sophisticated risk-adjusted capital policies, strict underwriting procedures, and successful experience with shifting financial market conditions, allow us to acquire and securitize mortgage assets and effectively mitigate the risks inherent with those businesses. We build and maintain relationships with large mortgage originators, banks that are likely to sell mortgage loan portfolios, and Wall Street firms that broker mortgage assets. We continue to develop our staff, our analytics, our models, and other capabilities that help us structure transactions and cash flows, evaluate credit quality of individual loans and pools of loans, underwrite loans effectively, and monitor trends in credit quality and expected losses in our existing portfolios. We establish relationships with our servicing companies to assist with monthly surveillance, loss mitigation efforts, delinquent loan work-out strategies, and
                                       S-12
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REO liquidation. Aside from collaborating on these issues, we insist that specific foreclosure time-lines are followed and that representations and warranties made to us by sellers are enforced. For balance sheet management, we work to project cash flows and earnings, determine capital requirements, source borrowings efficiently, preserve liquidity, and monitor and manage risks.

     Even as we continue to develop our capabilities, we believe that our operations are highly scalable. We do not expect our operating costs to grow at the same rate as our net interest income should we expand our capital base and our portfolios. Thus, growth in capital could be materially accretive to earnings and dividends per share.

     Emphasis on long-term asset portfolio. Through our operations, we seek to structure and build a unique portfolio of valuable mortgage assets. For our residential loan portfolios, we seek to structure long-term assets with expected average lives of five to fifteen years. The long-term nature of these assets reduces reinvestment risk and provides us with more stable, proprietary cash flows.

     Competitive advantage of our corporate structure. As a REIT, we pay only limited income taxes, traditionally one of the largest costs of doing business. In addition, we are not subject to the extensive regulations applicable to banks, thrifts, insurance companies and mortgage banking companies; nor are we subject to the rules governing regulated investment companies. The absence of regulations in our market sector is a competitive advantage for us. The regulations applicable to competitive financial companies can cause capital inefficiencies and higher operating costs for certain of our competitors. Our structure enables us to finance loans of higher quality than our competitors typically do while earning an attractive return for shareholders.

     Flexibility in mortgage loan portfolio orientation. We are open to other areas of opportunity within real estate finance that compliment and benefit from our core business activity of jumbo residential mortgage loan finance. We currently finance U.S. real estate through our investment portfolio and our commercial retained loan portfolio. Depending on the relative attractiveness of the opportunities in these or new product lines, we may increase or decrease the asset size and capital allocation of these portfolios over time.

     We also look for product lines that fit our value orientation and the structural advantages of our balance sheet. We look for product lines that do not put us in competition with Fannie Mae and Freddie Mac, where we can develop a competitive advantage over our competitors who may be hampered by regulation, high operating costs, and other factors.

OUR STRATEGY

     Our objective is to produce attractive growth in earnings per share and dividends per share for stockholders primarily through the efficient financing and management of high-quality jumbo residential mortgage loans.

     The key aspects of our strategy are as follows:

     Preserve portfolio quality. In our experience, the highest long-term risk-adjusted returns in the lending business come from the highest quality assets. For this reason, we focus only on "A," or prime, quality jumbo residential mortgage loans. Within the prime mortgage loan category, there are degrees of quality ("A," "Alt-A" and "A-"). As compared to the market as a whole, we believe our portfolio is generally concentrated in the top quality end of the "A" mortgage loan category. We generally review and acquire mortgage loans from the large, high-quality, national origination companies, and we have the top quality servicing companies processing our loan payments and assisting with loss mitigation. While we may acquire or credit enhance loans that are less than "A" quality, we currently intend to do so only for a small portion of our portfolio and generally with respect to seasoned loans of this type that may have less risk than newly-originated loans. We believe we have booked credit reserves for our jumbo mortgage loans that exceed the level of reserves, as a percentage of principal balances, of most bank and thrift portfolio lenders. We do so because of the cyclical nature of the U.S. economy and to mitigate the risk of potential mortgage asset defaults.

     Maintain geographic diversity. Our jumbo mortgage loan portfolio is as diverse with respect to geography as is the U.S. jumbo mortgage market as a whole. We finance loans in all 50 states. With the exception of California, no one state represented more than 6% of the portfolio at March 31, 2001. Our exposure to California mortgage loans was 46% of our portfolio at March 31, 2001, whereas approximately 50% of the jumbo mortgage loans outstanding in the U.S. are in California.

     Effectively match fund. Our focus as a company is on the expert management of jumbo mortgage loan credit risk, not on the anticipation of interest rates or mortgage prepayment rates. Accordingly, we generally match the interest rate, prepayment rate, and cash flow characteristics of our on-balance sheet assets to our liabilities. Adjustable rate assets are funded with floating rate debt. Fixed and hybrid assets are funded with matching debt that amortizes at the same rate as the assets. Our equity is effectively invested in a mixture of adjustable, hybrid, and fixed rate assets. We use interest rate agreements to help us achieve our desired asset/liability mix on-balance sheet. Nevertheless, our earnings are still sensitive to these factors to a degree. Our plan is to continue to reduce (over time) the relative importance of our investment portfolio on our balance sheet. This should help further reduce our on-balance sheet leverage and the sensitivity of our earnings to changes in interest rates, prepayment rates, and market value changes.

     Manage capital levels. We manage our capital levels, and thus our access to borrowings and liquidity, through sophisticated risk-adjusted capital policies supervised by our senior executives. We believe these conservative and well-developed guidelines are an important tool to helping us achieve our goals and mitigate the risks of our business even when the market value of our assets securing short-term borrowings decline. Through these policies, we assign a capital adequacy guideline amount, expressed as an equity-to-assets ratio, to each of our mortgage assets. For short-term funded assets, this ratio will fluctuate over time, based on changes in that asset's credit quality, liquidity characteristics, potential for market value fluctuation, interest rate risk, prepayment risk and the over-collateralization requirements for that asset set by our collateralized short-term lenders. Capital requirements for residential mortgage securities rated below AA, residential credit enhancement interests, retained interests from our securitizations of our residential retained portfolio assets, and commercial mortgage whole loans are generally higher than for higher-rated residential securities and residential whole loans. Capital requirements for these less liquid assets depend chiefly on our access to secure funding for these assets, the number of sources of such funding, the funding terms, and on the amount of extra capital we decide to hold on hand to protect against possible liquidity events with these assets. Capital requirements for most of our retained interests in our securitizations of our residential retained portfolio loans generally equal our net investment. The sum of the capital adequacy amounts for all of our mortgage assets is our aggregate capital adequacy guideline amount. In most circumstances in which our actual capital levels decreased below our capital adequacy guideline amount, we would generally expect to cease the acquisition of new mortgage assets until capital balance was restored through prepayments, interest rate changes or other means.

     Pursue growth. We intend to pursue a growth strategy over time, increasing our market share of the high-quality jumbo residential market and increasing our capital base and the size of our portfolios. As we increase our market share, we believe we will be able to deepen our relationships with our customers, thus potentially giving us certain pricing, cost and other competitive advantages. As we increase the size of our capital base, we believe that we may benefit from improved operating expense ratios, lower borrowing expenses, improved capital efficiencies and related factors that may improve earnings and dividends per share.

PRODUCT LINES

     At March 31, 2001, we had four mortgage loan portfolios representing our four product lines. Our current intention is to focus on the management and growth of these four existing product lines. We operate our four product lines as a single business segment, with common staff and management, joint financing arrangements and flexible capital allocations between product lines.

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  Residential Credit Enhancement Portfolio

     We credit enhance high-quality jumbo residential mortgage loans through structuring and acquiring subordinated credit enhancement interests that are created at the time the mortgage loans are securitized. From time to time we acquire these credit enhancement interests in the secondary market for mortgage assets, and other times we work with sellers/securitizers directly to choose mortgage loans that will be included in a pool and to structure the terms of the credit enhancement interest for that pool. The mortgage loans that we credit enhance in this portfolio do not appear as assets on our balance sheet. Rather, our net basis in credit enhancement interests is shown as a balance sheet asset. Substantially all of the mortgage loans that we credit enhance are "A" quality mortgage loans. At March 31, 2001, 2% of our portfolio consisted of seasoned "Alt-A" mortgage loans that did not meet the credit quality characteristics at origination of standard "A" quality mortgage loans but currently benefit from home price appreciation and other benefits of seasoning. We do not seek to credit enhance "B," "C" or "D" quality mortgage loans, commonly referred to as subprime mortgage loans.

     Generally, we credit enhance mortgage loans from the top 15 high-quality national mortgage origination firms and certain other smaller firms that specialize in high-quality jumbo residential mortgage loan originations. We also work with large banks that are sellers of seasoned portfolios of high-quality jumbo mortgage loans. We either work directly with these customers or we work in conjunction with an investment bank on these transactions.

     We credit enhance fixed rate, adjustable rate and hybrid mortgage loans. Hybrid mortgage loans are loans that become adjustable after a 3- to 10-year fixed rate period. For our credit enhancement portfolio, a "fixed rate" market, where the percentage of newly originated mortgage loans that are fixed rate is relatively high, is generally favorable. Since most fixed rate mortgage loans are securitized, we expect to have an increased supply of credit enhancement opportunities in a fixed rate market.

     The principal value of the credit enhancement interests in any rated senior/subordinated securitization is determined by the credit rating agencies, Moody's Investors Service, Standard & Poor's Rating Services and Fitch IBCA. These credit agencies examine each pool of mortgage loans in detail. Based on their review of individual mortgage loan characteristics, they determine the credit enhancement levels necessary to award investment grade ratings to the bulk of the securities formed from these mortgage loans. Typically, the principal value of the credit enhancement interests is equal to between 0.5% and 2.0% of the initial principal value of the mortgage loans. Once the credit enhancement interests have all been contracted for by us and any other purchasers, the credit enhanced investment grade securities can be sold to a wide variety of capital market participants.

     Our actual investment (and our risk) is less than the principal value of our credit enhancement interests since we acquire these interests at a discount to principal value. A portion of this discount we designate as our credit reserve for future losses; the remainder we amortize into income over time.

     Our first defense against credit loss is the quality of our mortgage loans. Our mortgage loans are secured by the borrowers' homes. Compared to most corporate and consumer loans, the mortgage loans that we credit enhance have a much lower loss frequency and a much lower loss severity (the amount of the loan principal and accrued interest that we lose upon default).

     Our exposure to credit risks of the mortgage loans that we credit enhance is further limited in a number of respects as follows:

     - Risk tranching. A typical mortgage securitization has three credit enhancement interests -- a "first loss" security and securities that are second and third in line to absorb credit losses. Of our net investment in credit enhancement assets, $13 million, or 13%, was directly exposed to the risk of mortgage loan default at March 31, 2001. The remainder of our net investment, $88 million, was in the second or third loss position and benefited from credit enhancement provided by others through their ownership of credit enhancement interests junior to our positions, which totaled $86 million. Credit enhancement varies by specific asset.

     - Limited maximum loss. Our potential credit exposure to the mortgage loans that we credit enhance is limited to our investment in the credit enhancement securities that we acquire.

     - Credit reserve established at acquisition. We acquire credit enhancement interests at a discount to their principal value. We set aside a portion of this discount as a credit reserve to provide for future credit losses. In most economic environments, we believe that this reserve should be large enough to absorb future losses. Thus, typically, most of our credit reserves are established at acquisition and are, in effect, paid for by the seller of the credit enhancement interest. If future credit results are satisfactory, we may not need all of the amounts designated as reserves. In such event, we may then reverse some of these reserves into income over time.

     - Acquisition discount. For many of our credit enhancement interests, the discount that we receive upon our acquisition exceeds anticipated future losses and, thus, exceeds our designated credit reserve. Since we own these assets at a discount to our credit reserve adjusted value, the income statement effect of any credit losses in excess of our reserve would be mitigated.

     - Mortgage insurance. A portion of our credit enhanced portfolio consists of mortgage loans with initial loan-to-value (LTV) ratios in excess of 80%. For the vast majority of these higher LTV loans, we benefit from primary mortgage insurance (PMI) provided on our behalf by the mortgage insurance companies or from pledged asset accounts. Thus, for what would otherwise be our most risky mortgage loans, we have passed much of the risk on to third parties and our effective loan-to-value ratios are lower than 80%.

     - Representations and warranties. As the credit enhancer of a mortgage securitization, we benefit from representations and warranties received from the sellers of the mortgage loans. In limited circumstances, the sellers are obligated to repurchase delinquent mortgage loans from our credit enhanced pools, thus reducing our potential exposure.

     At March 31, 2001, we credit enhanced over 77,000 mortgage loans with a total principal value of $27 billion in our residential credit enhancement portfolio. The total principal value of our credit enhancement interests was $155 million. We acquired these interests at an adjusted cost of $101 million. Of the $54 million difference between principal value and amortized costs, $36 million is designated as credit reserve and $18 million is designated as a purchase discount to be amortized into income over time. Of the mortgage loans we credit enhanced at March 31, 2001, 61% were fixed rate loans, 11% were hybrid loans and 28% were adjustable rate loans. The average size of the mortgage loans that we credit enhanced was $351,700. Mortgage loans with principal balances of $600,000 or less constituted 82% of the total balance of all loans we credit enhanced at March 31, 2001. We credit enhanced 1,119 mortgage loans with principal balances in excess of $1 million; these loans had an average size of $1.4 million and a total loan balance of $1.5 billion. Mortgage loans over $1 million were 1% of the total number of loans and 6% of the total balance of loans that we credit enhanced at quarter end.

     The geographic dispersion of our credit enhancement portfolio closely mirrors that of the jumbo residential market as a whole. At March 31, 2001, the mortgage loans we credit enhanced were concentrated in the following states:
California 47%; New York 6%; New Jersey 4%; Texas 4%; and Massachusetts 4%. No other state had more than 3%.

     Most of the mortgage loans that we credit enhance are seasoned. Generally, the credit risk for these loans is reduced as property values have appreciated and the loan balances have amortized. In effect, the current loan-to-value ratio for seasoned loans is often reduced from the loan-to-value ratio at origination. Only 16% of the loans we credit enhanced at March 31, 2001 were originated in the years 2000 or 2001. As we increase our credit enhancement portfolio, the percentage of loans originated in recent years will likely increase.

     For loans in which a FICO credit score was obtained at origination and is available, the average FICO score for our credit enhancement portfolio was 733 at March 31, 2001. Borrowers with FICO scores over 720 comprised 61% of the portfolio, those with scores between 680 and 720 comprised 22%, those with scores between 620 and 680 comprised 15% and those with scores below 620 comprised 2% of our credit enhancement portfolio.

     Given home price appreciation and mortgage loan amortization, we estimate the average current effective LTV ratio for the loans that we credit enhance is 61%. At March 31, 2001, mortgage loans with LTV ratios at origination in excess of 80% comprised 10% of loan balances; we benefit from PMI on 99% of these loans. With this insurance, our effective LTV ratio on these loans is substantially reduced. Our average effective LTV ratio at origination, including the effect of PMI, pledged collateral, and other credit enhancements, was 70%.

     At March 31, 2001, for the loans that we credit enhance where the residences are in Northern California, representing 23% of our total credit enhancement portfolio, the average loan balance was $386,400, the average FICO score was 728 and the average LTV ratio at origination was 71%. We estimate the current average LTV ratio to be approximately 67%. On average, these loans have 38 months of seasoning; 19% of such loans were originated in 2000 or 2001. At March 31, 2001, such loans with principal balances of $600,000 or less comprised 91% of the total number of such loans and 79% of the total balance of such loans. At March 31, 2001, 300 of such loans had principal balances in excess of $1 million; these loans had an average size of $1.4 million and a total loan balance of $431 million and represented 2% of the total number of such Northern California loans and 8% of the total balance of such loans. Delinquencies in this subset of our portfolio at March 31, 2001 were 0.08% of current balances.

     At March 31, 2001, 24% of our credit enhancement portfolio was comprised of loans secured by properties located in Southern California. For these mortgage loans, the average loan balance was $376,200, the average FICO score was 722 and the average LTV ratio at origination was 72%. We estimate the current average LTV ratio to be approximately 56%. These loans have 50 months of seasoning, on average; 12% of such loans were originated in 2000 and 2001. At March 31, 2001, such loans with principal balances of $600,000 or less comprised 90% of the total number of such loans and 77% of the total balance of such loans. At March 31, 2001, 337 of such loans had principal balances in excess of $1 million; these loans had an average size of $1.5 million and a total loan balance of $497 million and represented 2% of the total number of such Southern California loans and 8% of the total balance of such loans. Delinquencies in this subset of our portfolio at March 31, 2001 were 0.17%.

     Credit losses for the entire $27 billion portfolio that we credit enhanced in our residential credit enhancement portfolio at March 31, 2001 declined in the first quarter of 2001 to $0.6 million from $1.5 million in the previous quarter. The annualized rate of credit loss was less than one basis point (0.01%) of the portfolio. Of this loss, $550,000 was borne by the external credit enhancements to our positions and $55,000 was incurred by us and charged against our internal reserves. At quarter-end, we had $86 million of external credit enhancements and $36 million of internal credit reserves for this portfolio. External credit reserves serve to protect us from credit losses on our $27 billion credit enhancement portfolio on a specific asset basis. It represents the principal value of first and second loss interests that are junior to us and are owned by others. Total reserves of $122 million represented 45 basis points (0.45%) of our credit enhancement portfolio. Reserves, credit protections and risks are specific to each asset. Unlike general reserves, specific reserves cannot be reallocated to other assets.

     Delinquencies, defined as loans 90 days or more delinquent or in foreclosure or bankruptcy or reduced to REO, in our credit enhancement portfolio increased from 0.23% at December 31, 2000 to 0.24% of the current balances at March 31, 2001. We expect delinquency and loss rates to increase from their current modest levels, given the natural seasoning pattern of these loans and a weakening economy.

  Residential Retained Portfolio

     For our retained portfolio, we acquire whole mortgage loans and undertake the securitization of these loans ourselves (structured as an issuance of long-term debt), as compared to our credit enhancement portfolio, where the seller of the mortgages undertakes the securitization of the loans and we acquire the credit enhancement interest from them. Although we have greater control over mortgage underwriting and servicing in our retained portfolio than we do generally with our acquisitions of credit enhancement interests,
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creating retained loan portfolio interests entails certain risks. We undertake securitizations ourselves only when we believe that we have a distinct advantage in doing so relative to the alternative of allowing the seller to undertake the securitization.

     The process of adding to our retained mortgage loan portfolio commences when we underwrite and acquire mortgage loans from sellers. For our retained portfolio, we generally acquire mortgage loans in bulk purchases so that we can quickly build a portfolio large enough, usually $200 million or more, to support an efficient issuance of long-term debt. Although there is a limited supply of large portfolios for sale, competition to acquire portfolios of this size is also limited. We source our portfolio acquisitions primarily from large, well-established mortgage originators and the larger banks and thrifts.

     Bulk sales of residential whole loan portfolios that meet our acquisition criteria and that are priced attractively relative to our long-term debt issuance levels have been rare in recent years. Many banks have portfolios of adjustable rate and hybrid loans that they intend to sell. If interest rates drop, a greater supply of such portfolios may become available. When banks and mortgage originators are ready to sell, they may sell their portfolios as whole loans, in which case we would likely have the opportunity to acquire loans for our retained portfolio. Alternatively, they may hire a Wall Street firm to assist them with a securitization, in which case we would likely have the opportunity to acquire credit enhancement interests for our credit enhancement portfolio.

     We fund our mortgage loan acquisitions initially with short-term debt. When we are ready to issue long-term debt, we contribute these loans to our wholly-owned, special purpose financing subsidiary, Sequoia Mortgage Funding Corporation (Sequoia). Sequoia, through a trust, then issues mostly investment grade rated long-term debt that generally matches the interest rate and prepayment characteristics of the loans and remits the proceeds of this offering back to us. Our net investment equals our basis in the loans less the proceeds that we received from the sale of long-term debt. The amount of equity that we invest in these trusts to support our long-term debt issuance is determined by the credit rating agencies, based on their review of the loans and the structure of the transaction.

     At March 31, 2001, our basis in our net retained interests from our securitizations totaled $35 million and our basis in our portfolio of acquired credit enhancement interests totaled $101 million. These assets are shown in a different manner on our balance sheet. For our residential retained portfolio securitizations, we show on our balance sheet both the underlying residential whole loans, which totaled $1.07 billion at March 31, 2001, and the long-term debt that we issue to fund the loans, which totaled $1.04 billion on such date. For acquired credit enhancement interests, we show only the net amount as an asset, which amount was $101 million at March 31, 2001.

     The net interest income that we generate per dollar of loans financed in our retained portfolio is higher than it is for our credit enhancement portfolio. In our retained portfolio, we are generally both credit enhancing the loans and earning the spread between the yield on the mortgages and the cost of funds of our long-term debt. The amount of capital that we employ as a percentage of the underlying loans in our retained portfolio is also generally higher than in our credit enhancement portfolio. The returns on equity that we generate from our retained portfolio can be higher than we earn from our credit enhancement portfolio, but also can be more variable with respect to market factors such as changes in interest rates and mortgage prepayment rates.

     At March 31, 2001, we owned 3,433 residential mortgage loans in this portfolio with a total value of $1.07 billion. These were all "A" quality or "prime" quality loans at origination. Of these, 71% were adjustable rate loans and 29% were hybrid loans. Our hybrid loans have fixed rate coupons until December 2002, on average, and then will become adjustable rate loans. The average loan size was $312,200. We owned 78 loans with a loan balance over $1 million; the average size of these loans was $1.4 million. Loans with balances over $1 million made up 2% of the loans and 11% of the balances of our total retained loan portfolio. California loans were 24% of the total. All of the loans were originated in 1999 or earlier. Loans where the original loan balance exceeded an 80% LTV ratio made up 7% of loan balances; we benefit from PMI on 99% of these loans, serving to substantially lower our effective LTV ratio. The average effective LTV ratio at origination for our residential retained portfolio, including the effect of PMI, pledged collateral and other credit enhancements, was 71%. In view of house price appreciation and loan amortization, we estimate the current effective LTV of our retained loan portfolio is less than 63%.

     Credit losses were $30,000 in this portfolio in the first quarter of 2001 as we liquidated one REO property and experienced a 13% loss severity. Our annualized loss rate was one basis point (0.01%) of current portfolio balances. We charged our $30,000 loss against our credit reserve for this portfolio, which ended the quarter at $5.0 million, or 0.46% of the portfolio. Delinquencies in this portfolio increased to 0.59% of the portfolio from 0.50% at the end of the previous quarter. We expect delinquencies and losses to increase from their current rates due to the natural seasoning pattern of these loans and a weakening economy.

  Investment Portfolio

     In our investment portfolio, we finance real estate through acquiring and funding mortgage securities. At March 31, 2001, we owned $1.0 billion of securities in this portfolio. Generally, these securities have high credit ratings. The substantial majority of this portfolio is rated AAA or AA, or effectively has a AAA rating through a corporate guarantee from Fannie Mae or Freddie Mac.

     Since we can fund these securities with a low cost of funds in the collateralized short-term debt (repo) markets, and since we have an efficient tax-advantaged corporate structure, we believe that we have some advantages in the mortgage-backed securities market relative to other capital market investors.

     The maintenance of an investment portfolio serves as several functions for us:

     - given our balance sheet characteristics, tax status and the capabilities of our staff, mortgage securities investments can earn an attractive return on equity;

     - using a portion of our capital to fund mortgage assets with low levels of credit risk acts as a diversification for our balance sheet;

     - the high level of current cash flow from these securities, including principal receipts from mortgage prepayments, and the general ability to sell these assets into active trading markets has attractive liquidity characteristics for asset/liability management purposes; and

     - our investment portfolio can be an attractive place to employ capital, and earn rates of return that are higher than cash, when our capital is not immediately needed to support our credit-related product lines or when we need flexibility to adjust our capital allocations.

     The bulk of our investment portfolio consists of adjustable rate and floating rate mortgage securities funded with floating rate short-term debt. We do own some fixed rate assets in this portfolio that are either hedged or that we hold unhedged to counter-balance certain characteristics of our balance sheet.

     The substantial majority of our investment portfolio securities are backed by high-quality residential mortgage loans. We do have smaller positions in residential securities backed by less than high-quality mortgage loans, but only when such securities are substantially credit enhanced relative to the risks of the loans and thus qualify for investment grade debt ratings. We also have positions from time to time in commercial mortgage securities and in non-real estate related securities, such as U.S. Treasuries and non-real estate asset-backed securities.

     Although we have the ability to hold these mortgage securities to maturity, and our average holding period is quite long, we do sell securities from time to time. We do this either as part of our management of this portfolio or in order to free capital for other uses. Because of this flexible approach, we manage this portfolio on a total-rate-of-return basis, taking into account both prospective income and prospective market value trends in our investment analysis. To preserve management flexibility, we generally use mark-to-market accounting for this portfolio. As a result of market value fluctuations, quarterly reported earnings from our investment portfolio can be variable.

     Our current plan is to reduce the relative importance of our investment portfolio in our asset mix over time as we acquire residential mortgage assets. We currently plan to add to this portfolio when prospective returns are attractive relative to our other opportunities and, on a temporary basis, when we raise new equity capital.

  Commercial Retained Loan Portfolio

     Our primary business focus is on residential mortgage loan finance. On a limited basis, we also pursue opportunities in the commercial mortgage loan market. For several years, we have been originating commercial real estate mortgage loans. Currently, our goal is to increase the size of our portfolio either through origination or acquisition, although we also seek to sell our commercial loans from time to time. We finance our commercial portfolio with committed bank lines and through selling senior participations in our mortgage loans. We may acquire other types of commercial mortgage loans in the future. Total commercial loans were $70 million at March 31, 2001.

     To date, we have not experienced any delinquencies or credit losses in our commercial mortgage loan portfolio, nor do we anticipate any material credit problems at this time. We have not established a general credit reserve for commercial loans. A slowing economy, and factors particular to each mortgage loan, could cause credit issues in the future. If this occurs, we may need to provide for future losses and create a specific credit reserve on an asset-by-asset basis for our commercial mortgage loans held for investment, or reduce the reported market value for our loans held for sale. Other factors may also affect the market value of these mortgage loans.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion, together with that set forth under the same heading in the prospectus, summarizes the material federal income tax consequences that may be relevant to a prospective purchaser of common stock. It is not exhaustive of all possible tax considerations. It does not give a detailed discussion of any state, local or foreign tax considerations, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective investor in light of such investor's particular circumstances or to certain types of investors subject to special treatment under federal income tax laws, including insurance companies, certain tax-exempt entities, financial institutions, broker/dealers, foreign corporations and persons who are not citizens or residents of the United States.

     EACH PROSPECTIVE PURCHASER OF SECURITIES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSIDERATIONS OF SUCH PURCHASE, OWNERSHIP AND SALE AND THE POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

     In the opinion of GnazzoThill, A Professional Corporation, special tax counsel to Redwood Trust, Redwood Trust, exclusive of any taxable affiliates, has been organized and operated in a manner which qualifies it as a REIT under the Code since the commencement of its operations on August 19, 1994 through March 31, 2001, the date of Redwood Trust's latest unaudited financial statements received by special tax counsel. However, whether Redwood Trust does and continues to so qualify will depend on actual operating results and compliance with the various tests for qualification as a REIT relating to its income, assets, distributions, ownership and certain administrative matters, the results of which are not reviewed by special tax counsel on an ongoing basis. No assurance can be given that the actual results of Redwood Trust's operations for any one taxable year will satisfy those requirements. Moreover, certain aspects of Redwood Trust's planned method of operations have not been considered by the courts or the Internal Revenue Service in any published authorities that interpret the requirements of REIT status. There can be no assurance that the courts or the Internal Revenue Service will agree with this opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. Accordingly, special tax counsel will be unable to opine whether Redwood Trust will in fact qualify as a REIT under the Code in all events and for all periods.

     The opinions of special tax counsel are based upon existing law including the Internal Revenue Code of 1986, as amended, existing treasury regulations, revenue rulings, revenue procedures, proposed regulations and case law, all of which is subject to change both prospectively or retroactively. Moreover, relevant laws or other legal authorities may change in a manner that could adversely affect Redwood Trust or its stockholders.

     In the event that Redwood Trust does not qualify as a REIT in any year, it will be subject to federal income tax as a domestic corporation and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. To the extent that Redwood Trust would, as a consequence, be subject to potentially significant tax liabilities, the amount of earnings and cash available for distribution to its stockholders would be reduced.

TAXATION OF HOLDERS OF REDWOOD TRUST'S COMMON STOCK

  General

     In addition to the information already set forth under the heading "Taxation of Redwood Trust's Stockholders" in the prospectus, prospective investors should consider the following:

     If Redwood Trust, or a portion of its assets, were to be classified as a taxable mortgage pool, any "excess inclusion income" generated by such taxable mortgage pool that is allocated to a stockholder would not be allowed to be offset by a net operating loss of such stockholder.

     Redwood Trust is required under treasury regulations to demand annual written statements from the record holders of designated percentages of its capital stock disclosing the actual and constructive ownership of such stock and to maintain permanent records showing the information it has received as to the actual and constructive ownership of such stock and a list of those persons failing or refusing to comply with such demand.

  Tax-Exempt Entities

     Subject to the discussion below regarding a "pension-held REIT," a tax-exempt stockholder is generally not subject to tax on distributions from Redwood Trust or gain realized on the sale of its securities, provided that such stockholder has not incurred indebtedness to purchase or hold its securities, that its shares are not otherwise used in an unrelated trade or business of such stockholder, and that Redwood Trust, consistent with its present intent, does not hold a residual interest in a real estate mortgage investment conduit (a "REMIC") that gives rise to "excess inclusion" income as defined under section 860E of the Code. However, if Redwood Trust was to hold residual interests in a REMIC, or if a pool of its assets were to be treated as a "taxable mortgage pool," a portion of the dividends paid to a tax-exempt stockholder may be subject to tax as unrelated business taxable income ("UBTI"). Although Redwood Trust does not believe that it, or any portion of its assets, will be treated as a taxable mortgage pool, no assurance can be given that the Internal Revenue Service might not successfully maintain that such a taxable mortgage pool exists.

     If a qualified pension trust (i.e., any pension or other retirement trust that qualifies under Section 401 (a) of the Code) holds more than 10% by value of the interests in a "pension-held REIT" at any time during a taxable year, a substantial portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is a REIT
(i) that would not have qualified as a REIT but for the provisions of the Code which look through qualified pension trust stockholders in determining ownership of stock of the REIT and (ii) in which at least one qualified pension trust holds more than 25% by value of the interest of such REIT or one or more qualified pension trusts, each owning more than a 10% interest by value in the REIT, hold in the aggregate more than 50% by value of the interests in such REIT. Assuming compliance with the Ownership Limit provisions in Redwood Trust's Articles of Incorporation it is unlikely that pension plans will accumulate sufficient stock to cause Redwood Trust to be treated as a pension-held REIT.

     Distributions to certain types of tax-exempt stockholders exempt from Federal income taxation under Sections 501(c)(7), (c)(9), (c)(17), and (c)(20) of the Code may also constitute UBTI, and such prospective investors should consult their tax advisors concerning the applicable "set aside" and reserve requirements.

  Information Reporting and Backup Withholding

     Redwood Trust will report to its U.S. shareholders and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact; or
(b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide Redwood Trust with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, Redwood Trust may be required to withhold a portion of dividends and capital gain distributions to any shareholders that do not certify under penalties of perjury their non-foreign status to Redwood Trust.

TAXATION OF REDWOOD TRUST

     In addition to the information already set forth under the heading "Taxation of Redwood Trust" in the prospectus, prospective investors should consider the following:

  Qualified REIT Subsidiary

     Redwood Trust currently holds some of its assets through Sequoia Mortgage Funding Corporation, a wholly-owned subsidiary, which is treated as a "qualified REIT subsidiary." As a "qualified REIT subsidiary," Sequoia is generally ignored as a separate entity for federal income tax purposes and its assets, liabilities and income are treated as assets, liabilities and income of Redwood Trust for purposes of each of the REIT qualification tests.

  Taxable Subsidiaries

     As noted in the prospectus, Redwood Trust has also made elections to treat several other wholly-owned subsidiaries as "taxable REIT subsidiaries." As of the end of each calendar quarter, securities of one or more "taxable REIT subsidiaries" must represent no more than 20% of the value of Redwood Trust's assets. If Redwood Trust were to make investments in non-government securities of other entities that did not qualify as either "qualified REIT subsidiaries" or "taxable REIT subsidiaries" under the REIT asset tests, Redwood Trust generally would be required to limit its ownership of such securities that do not otherwise qualify as real estate assets as follows: (i) the securities of any one issuer must represent no more than 5% of the value of Redwood Trust's total assets as of the end of each calendar quarter; and (ii) Redwood Trust must not hold securities possessing more than 10% of the total voting power or total value of the outstanding securities of any one issuer as of the end of each calendar quarter.

                                  UNDERWRITING

     The underwriters named below, acting through their representative, Jolson Merchant Partners, Inc., have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth below opposite their respective names. The underwriters are committed to purchase and pay for all shares if any are purchased.

                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
Jolson Merchant Partners, Inc. .............................      830,000
A. G. Edwards & Sons, Inc. .................................       50,000
Sandler O'Neill & Partners, L.P. ...........................       50,000
Flagstone Securities, LLC...................................       20,000
                                                                  -------
          Total.............................................      950,000

     The representative has advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price listed on the cover page of this prospectus supplement and to selected dealers at that price less a concession of not in excess of $0.54 per share, of which $0.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction shall change the amount of proceeds to be received by us as listed on the cover page of this prospectus supplement. The common stock is offered by the underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

     The representative has advised us that the underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

     Under Rule 15c6-1 of the Exchange Act, trades in the market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. We have agreed with the underwriters that, subject to the terms and conditions of the underwriting agreement, the initial trading date and the settlement date for the sale of the 950,000 shares of our common stock will be on or about July 2, 2001, which is after the expected record date of our dividend for the second quarter of 2001. Accordingly, purchasers will not be able to trade these shares of common stock before the initial trading date and the settlement date.

Over-Allotment Option

     We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 142,500 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions listed on the cover page of this prospectus supplement. If the underwriters exercise their over-allotment option to purchase any of the 142,500 additional shares of common stock, the underwriters have severally agreed, subject to specified conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of common stock offered in this offering. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered hereby are being sold. We will be obligated, pursuant to the over-allotment option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

     The following table shows the per share and total underwriting discount we will allow to the underwriters:

                                                                                 TOTAL
                                                                      ----------------------------
                                                                      NO EXERCISE    FULL EXERCISE
                                                         PER SHARE     OF OPTION       OF OPTION
                                                         ---------    -----------    -------------
Public offering price..................................   $22.90      $21,755,000     $25,018,250
Underwriting discount and commissions to be paid by
  us...................................................   $ 0.90      $   855,000     $   983,250
                                                          ------      -----------     -----------
Proceeds, before expenses, to us.......................   $22.00      $20,900,000     $24,035,000

     We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $100,000.

Indemnity

     We will indemnify the underwriters against specified civil liabilities, including liabilities under the Securities Act, and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

Lock-Up Agreements

     We and our executive officers have agreed, subject to specified exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus supplement or thereafter acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of Jolson Merchant Partners. This restriction terminates at the close of trading on the 90th date after (and including) the day the common stock issued in this offering commences trading on the New York Stock Exchange. However, Jolson Merchant Partners may, in its sole discretion and at any time or from time to time before the termination of the 90-day period, without notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the representative and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

     In addition, we have agreed that during the lock-up period we will not, without the prior written consent of Jolson Merchant Partners, subject to specified exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, provided, however, that we may issue and sell our common stock pursuant to our existing stock option, stock ownership and dividend reinvestment plans that are in effect as of the date of this prospectus supplement, and that we may issue our common stock upon the conversion of securities or the exercise of warrants outstanding as of the date of this prospectus supplement.

Listing

     Our common stock is quoted on the New York Stock Exchange under "RWT."

Syndicate Short Sales

     The representative has advised us that, on behalf of the underwriters, it may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a "covered" short position to the extent that it does not exceed the 142,500 shares subject to the underwriters' over-allotment option and will be deemed a "naked" short position to the extent that it exceeds that number.

     A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchased shares in the offering. The underwriters may reduce or close out their covered short position either by exercising the over-allotment option or by purchasing shares in the open market. In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Any "naked" short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

Stabilization

     The representative has advised us that, pursuant to Regulation M under the Securities Act, it may engage in transactions, including stabilization bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilization bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the representative to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representative in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The representative has advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Other Agreements

     Some of the underwriters may in the future perform financial advisory services for us.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

     Selected legal matters relating to the common stock will be passed on for us by Tobin & Tobin, a professional corporation, San Francisco, California. Legal matters relating to our tax status as a REIT will be passed on by GnazzoThill, A Professional Corporation, San Francisco, California. Certain legal matters will be passed upon for the underwriters by O'Melveny & Myers LLP, San Francisco, California.

PROSPECTUS
MARCH 12, 2001

                    COMMON STOCK, PREFERRED STOCK, WARRANTS,
                       AND SHAREHOLDER RIGHTS TO PURCHASE
                        COMMON STOCK AND PREFERRED STOCK

                                  $384,075,000

                                      RWT

                              REDWOOD TRUST, INC.

                         ------------------------------

     By this prospectus, we may offer, from time to time, securities consisting of:

     - shares of our common stock

     - shares of our preferred stock

     - any warrants to purchase our common stock or preferred stock

     - rights to purchase our common stock or preferred stock issued to our shareholders

     - any combination of the foregoing

     We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest.

     This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

     The New York Stock Exchange lists our common stock under the symbol "RWT." We also currently have one class of outstanding preferred stock listed under the symbol "RWTB."

     To ensure we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of any class of our common stock or our preferred stock, unless our Board of Directors waives this limitation.
                         ------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATIONS TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS MARCH 12, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About this Prospectus.......................................    2
Private Securities Litigation Reform Act of 1995............    2
The Company.................................................    3
Use of Proceeds.............................................    3
Description of Securities...................................    3
Federal Income Tax Considerations...........................    9
Plan of Distribution........................................   16
ERISA Investors.............................................   17
Legal Matters...............................................   18
Experts.....................................................   18
Where You Can Find More Information.........................   18
Incorporation by Reference..................................   18

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this process, we may offer and sell any combination of the securities covered by this prospectus in one or more offerings up to a total dollar amount of $384,075,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information you may need to make your investment decision.

                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     This prospectus and the documents incorporated by reference herein contain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our current expectations, estimates and projections. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     Important factors that may impact our actual results include changes in interest rates, changes in the yield curve, changes in prepayment rates, the supply of mortgage loans and mortgage securities, our ability to obtain financing, the terms of any financing and other factors described in this prospectus.

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

                                  THE COMPANY

     Redwood Trust, Inc. is a real estate finance company specializing in owning, financing and credit-enhancing high-quality jumbo residential mortgage loans nationwide. We also finance U.S. real estate in a number of other ways, including through our investment portfolio (investment-grade mortgage securities) and our commercial loan portfolio. Our primary source of revenues is monthly payments made by homeowners on their mortgages. Our primary expense is the cost of borrowed funds. Since we are structured as a Real Estate Investment Trust (REIT), we distribute the bulk of our net earnings to shareholders as dividends. Our REIT status permits us to deduct dividend distributions to stockholders from our taxable income, thereby eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to stockholders in the form of dividends. We are self-advised and self-managed. Our principal executive offices are located at 591 Redwood Highway, Suite 3100, Mill Valley, CA 94941, telephone 415-389-7373.

                                USE OF PROCEEDS

     Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the securities for acquisition of mortgage assets and general corporate purposes. Pending any such uses, we may invest the net proceeds from the sale of any securities or may use them to reduce short-term or adjustable-rate indebtedness. If we intend to use the net proceeds from a sale of securities to finance a significant acquisition of a business, a related prospectus supplement will describe the material terms of such acquisition.

                           DESCRIPTION OF SECURITIES

GENERAL

     The following is a brief description of the material terms of our securities that may be offered under this prospectus. This description does not purport to be complete and is subject in all respects to applicable Maryland law and to the provisions of our Charter and Bylaws, including any applicable amendments or supplements thereto, copies of which are on file with the Commission as described under "Available Information" and are incorporated by reference herein.

     We may offer under this prospectus one or more of the following types of securities: shares of common stock, par value $0.01 per share; shares of preferred stock, in one or more classes or series; common stock warrants; preferred stock warrants; shareholder rights; and any combination of the foregoing, either individually or as units consisting of one or more of the foregoing types of securities. The terms of any specific offering of securities, including the terms of any units offered, will be set forth in a prospectus supplement relating to such offering.

     Our current authorized equity capitalization consists of 50 million shares which may be comprised of common stock and preferred stock. The common stock and the only currently issued, authorized and outstanding preferred stock, the Class B 9.74% Cumulative Convertible Preferred Stock (the "Class B Preferred Stock"), are listed on the New York Stock Exchange, and we intend to so list any additional shares of our common stock which are issued and sold hereunder. We may elect to list any future class or series of our securities issued hereunder on an exchange, but we are not obligated to do so.

COMMON STOCK

     Common stockholders are entitled to receive dividends when, as and if declared by our board of directors, out of legally available funds. In the case of the Class B Preferred Stock and in the event any future class or series of preferred stock is issued, dividends on any outstanding shares of preferred stock are required to be paid in full before payment of any dividends on the common stock. If we have a liquidation, dissolution or winding up, common stockholders are entitled to share ratably in all of our assets available for distribution after payment of all our debts and other liabilities and the payment of all liquidation and other
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

preference amounts to preferred stockholders then outstanding. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of common stock.

     Each holder of common stock is entitled to one vote per share with respect to all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights, if any, of any class or series of preferred stock that may be outstanding from time to time. Our charter and bylaws contain no restrictions on our repurchase of shares of the common stock. All the outstanding shares of common stock are, and additional shares of common stock will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

     Subject to the terms of the outstanding Class B Preferred Stock, our board of directors is authorized to designate with respect to each class or series of preferred stock the number of shares in each such class or series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative, and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, and the voting rights, if any.

     Any preferred stock issued may rank prior to the common stock as to dividends and will rank prior to the common stock as to distributions in the event of our liquidation, dissolution or winding up. The ability of our board of directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of common stockholders. The shares of Class B Preferred Stock are, and any future shares of preferred stock will be, validly issued, fully paid and nonassessable.

SECURITIES WARRANTS

     We may issue securities warrants for the purchase of common stock or preferred stock, respectively referred to as common stock warrants and preferred stock warrants. Securities warrants may be issued independently or together with any other securities offered by this prospectus and any accompanying prospectus supplement and may be attached to or separate from such other securities. Each issuance of the securities warrants will be issued under a separate securities warrant agreement to be entered into by us and a bank or trust company, as securities warrant agent, all as set forth in the prospectus supplement relating to the particular issue of offered securities warrants. Each issue of securities warrants will be evidenced by securities warrant certificates. The securities warrant agent will act solely as an agent of ours in connection with the securities warrants certificates and will not assume any obligation or relationship of agency or trust for or with any holder of securities warrant certificates or beneficial owners of securities warrants.

     If we offer securities warrants pursuant to this prospectus in the future, the applicable prospectus supplement will describe the terms of such securities warrants, including the following, where applicable:

     - the offering price;

     - the aggregate number of shares purchasable upon exercise of such securities warrants, and in the case of securities warrants for preferred stock, the designation, aggregate number and terms of the class or series of preferred stock purchasable upon exercise of such securities warrants;

     - the designation and terms of the securities with which such securities warrants are being offered, if any, and the number of such securities warrants being offered with each such security;

     - the date on and after which such securities warrants and any related securities will be transferable separately;

     - the number of shares of preferred stock or shares of common stock purchasable upon exercise of each of such securities warrant and the price at which such number of shares of preferred stock or common stock may be purchased upon such exercise;
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

     - the date on which the right to exercise such securities warrants shall commence and the expiration date on which such right shall expire;

     - federal income tax considerations; and

     - any other material terms of such securities warrants.

     Holders of future securities warrants, if any, will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as stockholders of Redwood Trust.

STOCKHOLDER RIGHTS

     We may issue, as a dividend at no cost, stockholder rights to holders of record of our securities or any class or series thereof on the applicable record date. If stockholders rights are so issued to existing holders of securities, each stockholder right will entitle the registered holder thereof to purchase the securities pursuant to the terms set forth in the applicable prospectus supplement.

     If stockholder rights are issued, the applicable prospectus supplement will describe the terms of such stockholder rights including the following where applicable:

     - record date;

     - subscription price;

     - subscription agent;

     - aggregate number of shares of preferred stock or shares of common stock purchasable upon exercise of such stockholder rights and in the case of stockholder rights for preferred stock, the designation, aggregate number and terms of the class or series of preferred stock purchasable upon exercise of such stockholder rights;

     - the date on which the right to exercise such stockholder rights shall commence and the expiration date on which such right shall expire;

     - federal income tax considerations; and

     - and other material terms of such stockholder rights.

     In addition to the terms of the stockholder rights and the securities issuable upon exercise thereof, the prospectus supplement may describe, for a holder of such stockholder rights who validly exercises all stockholder rights issued to such holder, how to subscribe for unsubscribed securities, issuable pursuant to unexercised stockholder rights issued to other holders, to the extent such stockholder rights have not been exercised.

     Holders of stockholder rights will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as stockholders of Redwood Trust, except to the extent described in the related prospectus supplement.

RESTRICTIONS ON OWNERSHIP AND TRANSFER AND REPURCHASE OF SHARES

     In order that we may meet the requirements for qualification as a REIT at all times, our charter prohibits any person from acquiring or holding beneficial ownership of a number of shares of common stock or preferred stock (collectively, the "capital stock") in excess of 9.8% of the outstanding shares of the related class of capital stock. For this purpose, the term "beneficial ownership" means beneficial ownership, as determined under Rule 13d-3 under the Securities Exchange Act of 1934, of capital stock by a person, either directly or constructively under the constructive ownership provisions of Section 544 of the Code and related provisions.

     Under the constructive ownership rules of Section 544 of the Code, a holder of a warrant will be treated as owning the number of shares of capital stock into which such warrant may be converted. In addition, the constructive ownership rules generally attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries, respectively. The rules may also attribute ownership of securities owned by family members to other members of the same family and treat securities with respect to which a person has an option to purchase as actually owned by that person. The rules further provide when securities constructively owned by a person are considered to be actually owned for the application of such attribution provisions. To determine whether a person holds or would hold capital stock in excess of the 9.8% ownership limit, a person will be treated as owing not only shares of capital stock actually owned, but also any shares of capital stock attributed to that person under the attribution rules described above. Accordingly, a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the 9.8% ownership limit.

     Any transfer of shares of capital stock warrants that would cause us to be disqualified as a REIT or that would create a direct or constructive ownership of shares of capital stock in excess of the 9.8% ownership limit, or result in the shares of capital stock being beneficially owned, within the meaning of
Section 856(a) of the Code, by fewer than 100 persons, determined without any reference to any rules of attribution, or result in us being closely held within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to those shares or warrants. These restrictions on transferability and ownership will not apply if our board determines that it is no longer in our best interests to continue to qualify as a REIT.

     Any purported transfer of shares of capital stock or warrants that would result in a purported transferee owning, directly or constructively, shares in excess of the 9.8% ownership limit due to the unenforceability of the transfer restrictions described above will constitute excess securities. Excess securities will be transferred by operation of law to Redwood Trust as trustee for the exclusive benefit of the person or persons to whom the excess securities are ultimately transferred, until such time as the purported transferee retransfers the excess securities. While the excess securities are held in trust, a holder of such securities will not be entitled to vote or to share in any dividends or other distributions with respect to such securities and will not be entitled to exercise or convert such securities into shares of capital stock. Subject to the 9.8% ownership limit, excess securities may be transferred by the purported transferee to any person (if such transfer would not result in excess securities) at a price not to exceed the price paid by the purported transferee (or, if no consideration was paid by the purported transferee, the fair market value of the excess securities on the date of the purported transfer), at which point the excess securities will automatically be exchanged for the stock or warrants, as the case may be, to which the excess securities are attributable. If a purported transferee receives a higher price for designating an ultimate transferee, such purported transferee shall pay, or cause the ultimate transferee to pay, such excess to us. In addition, such excess securities held in trust are subject to purchase by us at a purchase price equal to the lesser of (a) the price per share or per warrant, as the case may be, in the transaction that created such excess securities (or, in the case of a devise or gift, the market price at the time of such devise or gift), reduced by the amount of any distributions received in violation of the charter that have not been repaid to us, and (b) the market price as reflected in the last reported sales price of such shares of stock or warrants on the trading day immediately preceding the date of the purchase by us as reported on any exchange or quotation system over which such shares of stock or warrants may be traded, or if not then traded over any exchange or quotation system, then the market price of such shares of stock or warrants on the date of the purported transfer as determined in good faith by our board of directors, reduced by the amount of any distributions received in violation of the charter that have not been repaid to us.

     Upon a purported transfer of excess securities, the purported transferee shall cease to be entitled to distributions, voting rights and other benefits with respect to the shares of capital stock or warrants except the right to payment of the purchase price for the shares of capital stock or warrants on the retransfer of securities as provided above. Any dividend or distribution paid to a purported transferee on excess securities prior to our discovery that shares of capital stock have been transferred in violation of our articles of incorporation shall be repaid to us upon demand. If these transfer restrictions are determined to be void,

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

invalid or unenforceable by a court of competent jurisdiction, then the purported transferee of any excess securities may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess securities and to hold the excess securities on our behalf.

     All certificates representing shares of capital stock and warrants will bear a legend referring to the restrictions described above.

     Any person who acquires shares or warrants in violation of our Charter, or any person who is a purported transferee such that excess securities result, must immediately give written notice or, in the event of a proposed or attempted transfer that would be void as set forth above, give at least 15 days prior written notice to us of such event and shall provide us such other information as we may request in order to determined the effect, if any, of the transfer on our status as a REIT. In addition, every record owner of more than 5.0%, during any period in which the number of record stockholders is 2,000 or more, or 1.0%, during any period in which the number of record stockholders is greater than 200 but less than 2,000 or more, or 1/2%, during any period in which the number of record stockholders is 200 or less, of the number or value of our outstanding shares must send us an annual written notice by January 31 describing how the shares are held. Further, each stockholder upon demand is required to disclose to us in writing such information with respect to the direct and constructive ownership of shares and warrants as our board deems reasonably necessary to comply with the REIT provisions of the Code, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     Our board may increase or decrease the 9.8% ownership limit. In addition, to the extent consistent with the REIT provisions of the Code, our board may, pursuant to our Charter, waive the 9.8% ownership limit for a purchaser of our stock. As a condition to such waiver the intended transferee must give written notice to the board of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning shares in excess of the ownership limit. Our board may also take such other action as it deems necessary or advisable to protect our status as a REIT.

     The provisions described above may inhibit market activity and the resulting opportunity for the holders of our capital stock and warrants to receive a premium for their shares or warrants that might otherwise exist in the absence of such provisions. Such provisions also may make us an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our capital stock.

MARYLAND CONTROL SHARE ACQUISITION STATUTE

     The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. "Control shares" do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means, subject to certain exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

     A person who has made or proposes to make a "control share acquisition," upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the "control shares," except those for which voting rights have previously been approved, for fair value determined, without regard to absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are
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

considered and not approved. If voting rights for "control shares" are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock, as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of "control share acquisitions."

     The "control share acquisition" statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a provision of the charter or bylaws of the corporation adopted prior to the acquisition of the shares. The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if the acquisition would be in our stockholders' best interests.

TRANSFER AGENT AND REGISTRAR

     Mellon Investor Services LLC is the transfer agent and registrar with respect to our securities.

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

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes the material federal income tax consequences that may be relevant to a prospective purchaser of securities. It is not exhaustive of all possible tax considerations. It does not give a detailed discussion of any state, local or foreign tax considerations, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective investor in light of such investor's particular circumstances or to certain types of investors subject to special treatment under federal income tax laws, including insurance companies, certain tax-exempt entities, financial institutions, broker/dealers, foreign corporations and persons who are not citizens or residents of the United States.

     EACH PROSPECTIVE PURCHASER OF SECURITIES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSIDERATIONS OF SUCH PURCHASE, OWNERSHIP AND SALE AND THE POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

     The Code provides special tax treatment for organizations that qualify and elect to be taxed as REITs. The discussion of various aspects of federal taxation contained in this prospectus is based on the Code, administrative regulations, judicial decisions, administrative rulings and practice as in effect today, all of which are subject to change. In brief, if certain detailed conditions imposed by the Code are met, entities that invest primarily in real estate assets, including mortgage loans, and that otherwise would be taxed as corporations are, with certain limited exceptions, not taxed at the corporate level on their taxable income that is currently distributed to their stockholders. This treatment eliminates most of the "double taxation," at the corporate level and then again at the stockholder level when the income is distributed, that typically results from the use of corporate investment vehicles. A qualifying REIT, however, may be subject to certain excise and other taxes, as well as normal corporate tax, on taxable income that is not currently distributed to its stockholders.

     Redwood Trust made an election to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 1994.

     In the opinion of GnazzoThill, A Professional Corporation, special tax counsel to Redwood Trust, Redwood Trust, exclusive of any taxable affiliates, has been organized and operated in a manner which qualifies it as a REIT under the Code since the commencing of its operations on August 19, 1994 through September 30, 2000, the date of Redwood Trust's latest unaudited financial statements received by special tax counsel. However, whether Redwood Trust does and continues to so qualify will depend on actual operating results and compliance with the various tests for qualification as a REIT relating to its income, assets, distributions, ownership and certain administrative matters, the results of which are not reviewed by special tax counsel on an ongoing basis. No assurance can be given that the actual results of Redwood Trust's operations for any one taxable year will satisfy those requirements. Moreover, certain aspects of Redwood Trust's planned method of operations have not been considered by the courts or the Internal Revenue Service in any published authorities that interpret the requirements of REIT status. There can be no assurance that the courts or the Internal Revenue Service will agree with this opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. Accordingly, special tax counsel will be unable to opine whether Redwood Trust will in fact qualify as a REIT under the Code in all events and for all periods.

     The opinions of special tax counsel are based upon existing law including the Internal Revenue Code of 1986, as amended, existing treasury regulations, revenue rulings, revenue procedures, proposed regulations and case law, all of which is subject to change both prospectively or retroactively. Moreover, relevant laws or other legal authorities may change in a manner that could adversely affect Redwood Trust or its stockholders.

     In the event that Redwood Trust does not qualify as a REIT in any year, it will be subject to federal income tax as a domestic corporation and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. To the extent that Redwood Trust would, as a consequence, be subject to potentially significant tax liabilities, the amount of earnings and cash available for distribution to its stockholders would be reduced. See "Termination or Revocation of REIT Status" below for more detail.

QUALIFICATION AS A REIT

     To qualify for tax treatment as a REIT under the Code, Redwood Trust must meet certain tests which are described immediately below.

     Ownership of Stock. For all taxable years after the first taxable year for which a REIT election is made, Redwood Trust's shares of stock must be transferable and must be held by a minimum of 100 persons for at least 335 days of a 12 month year, or a proportionate part of a short tax year. Redwood Trust must also use the calendar year as its taxable year for income tax purposes. In addition, at all times during the second half of each taxable year, no more than 50% in value of the stock of Redwood Trust may be owned directly or indirectly by five or fewer individuals. In determining whether Redwood Trust's shares are held by five or fewer individuals, the attribution rules of Section 544 of the Code (as modified by Section 856(h)(1)(B)(i) of the Internal Revenue Code) apply. Redwood Trust's Charter imposes certain repurchase provisions and transfer restrictions that are intended to avoid having more than 50% of the value of Redwood Trust's stock being held by five or fewer individuals, directly or constructively, at any time during the last half of any taxable year. These repurchase transfer restrictions should not cause the stock to be treated as "non-transferable" for purposes of qualification as a REIT. Redwood Trust intends to satisfy both the 100 stockholder and 50%/5 stockholder individual ownership limitations described above for as long as it seeks qualification as a REIT.

     Nature of Assets. On the last day of each calendar quarter at least 75% of the value of Redwood Trust's assets must consist of qualified REIT assets, government securities, cash and cash items (the "75% Assets Test"). Redwood Trust expects that substantially all of its assets will be "qualified REIT assets." Qualified REIT assets generally include interests in real property, interests in mortgage loans secured by real property, and interests in other REITs, REMICs and regular interests in FASITs.

     For tax years beginning before December 31, 2000, on the last day of each calendar quarter, of the investments in securities not included in the 75% Assets Test, the value of any one issuer's securities may not exceed 5% by value of Redwood Trust's total assets and Redwood Trust may not own more than 10% of any one issuer's outstanding voting securities. For tax years beginning after December 31, 2000, of the investments in securities not included in the 75% Assets Test, the securities of one or more taxable REIT subsidiary may not exceed 20% by value of Redwood Trust's total assets and, other than with respect to taxable REIT subsidiaries, the value of any one issuer's securities may not exceed 5% by value of Redwood Trust's total assets and Redwood Trust may not own more than 10% of the voting power or value of any one issuer's securities. Pursuant to its compliance guidelines, Redwood Trust intends to monitor closely, on not less than a quarterly basis, the purchase and holding of Redwood Trust's assets in order to comply with the above assets tests. In particular, as of the end of each calendar quarter Redwood Trust intends to limit and diversify its ownership of securities of any other entity, hedging contracts and other mortgage securities that do not constitute qualified REIT assets to less than 25%, in the aggregate, by value of its portfolio, to less than 20% by value in any taxable REIT subsidiary and, other than with respect to any taxable REIT subsidiary, to less than 5% by value as to any single issuer, including the stock of any taxable affiliate of Redwood Trust, and to less than 10% of the voting stock or value of any single issuer. If such limits are ever exceeded, Redwood Trust intends to take appropriate remedial action to dispose of such excess assets within the 30 day period after the end of the calendar quarter, as permitted under the Code.

     When purchasing mortgage-related securities, Redwood Trust may rely on opinions of counsel for the issuer or sponsor of such securities given in connection with the offering of such securities, or statements made in related offering documents, for purposes of determining whether and to what extent those securities (and the income therefrom) constitute qualified REIT assets and income for purposes of the 75% Assets Test, and the source of income tests discussed below. If Redwood Trust invests in a partnership, Redwood Trust will be treated as receiving its share of the income and loss of the partnership and owning a proportionate share of the assets of the partnership and any income from the partnership will retain the character that it had in the hands of the partnership.

     Sources of Income. Redwood Trust must meet two separate income-based tests for each year to qualify as a REIT.

          1. THE 75% TEST. At least 75% of Redwood Trust's gross income for the taxable year must be derived from the following sources among others: (1) interest, other than interest based in whole or in part on the income or profits of any person, on obligations secured by mortgages on real property or on interests in real property; (2) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of Redwood Trust's business, known as "dealer property";
     (3) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property or as a result of a default under a lease of such property, known as "foreclosure property"; (4) income received as consideration for entering into agreements to make loans secured by real property or to purchase or lease real property, including interests in real property and interests in mortgages on real property, for example, commitment fees; (5) rents from real property; and (6) income attributable to stock or debt instruments acquired with the proceeds from the sale of stock or certain debt obligations, or new capital, of Redwood Trust received during the one-year period beginning on the day such proceeds were received, or qualified temporary investment income. The investments that Redwood Trust intends to make will give rise primarily to mortgage interest qualifying under the 75% income test.

          2. THE 95% TEST. In addition to deriving 75% of its gross income from the sources listed above, at least an additional 20% of Redwood Trust's gross income for the taxable year must be derived from those sources, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Income attributable to assets other than qualified REIT assets, such as income from or gain on the disposition of qualified liability hedges, that Redwood Trust holds, dividends on stock including any dividends from a taxable affiliate, interest on any other obligations not secured by real property, and gains from the sale or disposition of stock or other securities that are not qualified REIT assets will constitute qualified income for purposes of the 95% income test only, and will not be qualified income for purposes of the 75% income test. Income from mortgage servicing, loan guarantee fees or other contracts under which Redwood Trust would earn fees for performing services, and asset hedging will not qualify for either the 95% or 75% income tests. Redwood Trust intends to maintain its REIT status by carefully monitoring its income, including income from hedging transactions, futures contracts and sales of Mortgage Assets to comply with the 75% income test and the 95% income test. Redwood Trust intends to severely limit its acquisition of any assets or investments the income from which does not qualify for purposes of the 95% income test. Moreover, in order to help ensure compliance with the 95% income test and the 75% income test, Redwood Trust has adopted guidelines the effect of which will be to limit substantially all of the assets that it acquires, other than the shares of Holdings and qualified liability hedges, to qualified REIT assets. The policy of Redwood Trust to maintain REIT status may limit the type of assets, including hedging contracts, that Redwood Trust otherwise might acquire.

     For purposes of determining whether Redwood Trust complies with the 75% income test and the 95% income test detailed above, gross income does not include gross income from "prohibited transactions." A "prohibited transaction" is one involving a sale of dealer property, other than foreclosure property. Net income from "prohibited transactions" is subject to a 100% tax. See "-- Taxation of Redwood Trust" in this prospectus for more detail.

     If Redwood Trust fails to satisfy one or both of the 75% or 95% income tests for any year, it may face either (a) assuming such failure was for reasonable cause and not willful neglect, a 100% tax on the greater of the amounts of income by which it failed to comply with the 75% test of income or the 95% income test, reduced by estimated related expenses or (b) loss of REIT status. There can be no assurance that Redwood Trust will always be able to maintain compliance with the gross income tests for REIT qualification despite Redwood Trust's periodic monitoring procedures. Moreover, there is no assurance that the relief provisions

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

for a failure to satisfy either the 95% or the 75% income tests will be available in any particular circumstance.

     Distributions. Redwood Trust must distribute to its stockholders on a pro rata basis each year an amount equal to (1) 95% of its taxable income before deduction of dividends paid and excluding net capital gain, plus (2) 95% of the excess of the net income from foreclosure property over the tax imposed on such income by the Code, less (iii) any "excess noncash income." Beginning with the 2001 tax year, this distribution requirement has been reduced to 90%. Redwood Trust intends to make distributions to its stockholders in amounts sufficient to meet this distribution requirement. Such distributions must be made in the taxable year to which they relate or, if declared before the timely filing of Redwood Trust's tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year. A nondeductible excise tax, equal to 4% of the excess of such required distributions over the amounts actually distributed will be imposed on Redwood Trust for each calendar year to the extent that dividends paid during the year, or declared during the last quarter of the year and paid during January of the succeeding year, are less than the sum of (1) 85% of Redwood Trust's "ordinary income," (2) 95% of Redwood Trust's capital gain net income, and (3) income not distributed in earlier years.

     If Redwood Trust fails to meet the distribution test as a result of an adjustment to Redwood Trust's tax returns by the Internal Revenue Service, Redwood Trust, by following certain requirements set forth in the Code, may pay a deficiency dividend within a specified period which will be permitted as a deduction in the taxable year to which the adjustment is made. Redwood Trust would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file timely tax return.

TAXATION OF REDWOOD TRUST

     In any year in which Redwood Trust qualifies as a REIT, it generally will not be subject to federal income tax on that portion of its taxable income or net capital gain which is distributed to its stockholders. Redwood Trust will, however, be subject to tax at normal corporate rates upon any net income or net capital gain not distributed. Redwood Trust intends to distribute substantially all of its taxable income to its stockholders on a pro rata basis in each year.

     In addition, Redwood Trust will also be subject to a tax of 100% of net income from any prohibited transaction and will be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% income tests, reduced by approximated expenses, if the failure to satisfy such tests is due to reasonable cause and not willful neglect and if certain other requirements are met. Redwood Trust may be subject to the alternative minimum tax on certain items of tax preference.

     If Redwood Trust acquires any real property as a result of foreclosure, or by a deed in lieu of foreclosure, Redwood Trust may elect to treat such real property as "foreclosure property." Net income from the sale of foreclosure property is taxable at the maximum federal corporate rate, currently 35%. Income from foreclosure property will not be subject to the 100% tax on prohibited transactions. Redwood Trust will determine whether to treat such real property as foreclosure property on the tax return for the fiscal year in which such property is acquired.

     For tax years beginning prior to 2001, REITs were generally limited to holding non-voting stock in taxable affiliates. However, beginning with the 2001 tax year, REITs may own directly all of the stock, including voting stock, of a taxable REIT subsidiary. Effective January 1, 2001, RWT Holdings, Inc. ("Holdings") and Redwood Trust elected to treat Holdings as a taxable REIT subsidiary of Redwood Trust. Any other taxable subsidiaries of Redwood Trust generally will also be converted to qualified taxable REIT subsidiaries. The aggregate value of these taxable REIT subsidiaries must be limited to 20% of the total value of Redwood Trust's assets. In addition, the taxable REIT subsidiaries may not, directly or indirectly, operate or manage a lodging facility or healthcare facility or provide to any person, under franchise, license or otherwise, rights to any lodging facility or healthcare facility brand name. In addition, Redwood Trust will be subject to a 100% penalty tax equal to any rent or other charges that it imposed on any taxable REIT subsidiary in excess of an arm's-length price for comparable services.

     Redwood Trust will derive income from its taxable REIT subsidiaries by way of dividends. Such dividends are non-real estate source income for purposes of the 75% income test. Therefore, when aggregated with Redwood Trust's other non-real estate source income, such dividends must be limited to 25% of Redwood Trust's gross income each year. Redwood Trust will monitor the value of its investment in its taxable REIT subsidiaries to ensure compliance with all applicable income and asset tests.

     Redwood Trust's taxable REIT subsidiaries are generally subject to corporate level tax on their net income and will generally be able to distribute only net after-tax earnings to its stockholders, including Redwood Trust, as dividend distributions.

     Redwood Trust will also be subject to the nondeductible 4% excise tax discussed above if it fails to make timely dividend distributions for each calendar year. Redwood Trust intends to declare its fourth regular annual dividend during the final quarter of the year and to make such dividend distribution no later than thirty-one (31) days after the end of the year in order to avoid imposition of the excise tax. Such a distribution would be taxed to the stockholders in the year that the distribution was declared, not in the year paid. Imposition of the excise tax on Redwood Trust would reduce the amount of cash available for distribution to Redwood Trust's stockholders. Shareholders may also be required to include on their own returns certain undistributed long-term capital gains earned by Redwood Trust and on which it has paid tax. Shareholders shall receive a credit for the tax so paid by the REIT and shall increase the basis in their stock by the excess of such gains over such tax paid.

TERMINATION OR REVOCATION OF REIT STATUS

     Redwood Trust's election to be treated as a REIT will be terminated automatically if Redwood Trust fails to meet the requirements described above. In that event, Redwood Trust will not be eligible again to elect REIT status until the fifth taxable year which begins after the year for which Redwood Trust's election was terminated unless all of the following relief provisions apply:

     - Redwood Trust did not willfully fail to file a timely return with respect to the termination taxable year;

     - inclusion of incorrect information in such return was not due to fraud with intent to evade tax; and

     - Redwood Trust establishes that failure to meet requirements was due to reasonable cause and not willful neglect.

     Redwood Trust may also voluntarily revoke its election, although it has no intention of doing so, in which event Redwood Trust will be prohibited, without exception, from electing REIT status for the year to which the revocation relates and the following four taxable years.

     If Redwood Trust fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, Redwood Trust would be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to stockholders of Redwood Trust with respect to any year in which Redwood Trust fails to qualify as a REIT would not be deductible by Redwood Trust nor would they be required to be made. Failure to qualify as a REIT would result in Redwood Trust's reduction of its distributions to stockholders in order to pay the resulting taxes. If, after forfeiting REIT status, Redwood Trust later qualifies and elects to be taxed as a REIT again, Redwood Trust could face significant adverse tax consequences.

TAXATION OF REDWOOD TRUST'S STOCKHOLDERS

     General Taxation. For any taxable year in which Redwood Trust is treated as a REIT for federal income purposes, amounts distributed by Redwood Trust to its stockholders out of current or accumulated earnings and profits will be includible by the stockholders as ordinary income for federal income tax purposes unless properly designated by Redwood Trust as capital gain dividends. In the latter case, the distributions will generally be taxable to the stockholders as long-term capital gains.

     Distributions of Redwood Trust will not be eligible for the dividends received deduction for corporations that are stockholders. Stockholders may not deduct any net operating losses or capital losses of Redwood Trust.

     Upon a sale or disposition of either common stock or preferred stock, a stockholder will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and the stockholder's adjusted basis in such stock, which gain or loss will be long-term if the stock has been held for more than one year. Any loss on the sale or exchange of shares of the stock of Redwood Trust held by a stockholder for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividend received on the stock held by such stockholders.

     If Redwood Trust makes distributions to its stockholders in excess of its current and accumulated earnings and profits, those distributions will be considered first a tax-free return of capital, reducing the tax basis of a stockholder's shares until the tax basis is zero. Such distributions in excess of the tax basis will be taxable as gain realized from the sale of Redwood Trust's shares.

     Redwood Trust will notify stockholders after the close of Redwood Trust's taxable year as to the portions of the distributions which constitute ordinary income, return of capital and capital gain. Dividends and distributions declared in the last quarter of any year payable to stockholders of record on a specified date in such quarter will be deemed to have been received by the stockholders and paid by Redwood Trust on December 31 of the record year, provided that such dividends are paid before February 1 of the following year. If either common or preferred stock is sold after a record date but before a payment date for declared dividends on such stock, a stockholder will nonetheless be required to include such dividend in income in accordance with the rules above for distributions, whether or not such dividend is required to be paid over to the purchaser.

     Generally, a distribution of earnings from a REIT is considered for estimated tax purposes only when the distribution is made. However, if Redwood Trust is at any time deemed to be a "closely-held REIT" (a REIT in which at least 50% of the vote or value is owned by 5 or fewer persons), any stockholder owning 10% or more of the vote or value of Redwood's shares must accelerate recognition of year end distributions such shareholder receives from Redwood Trust in computing estimated tax payments. Redwood Trust is not currently, and does not intend to be, a "closely-held REIT."

     Redwood Trust maintains a Dividend Reinvestment and Stock Purchase Plan or DRP Plan, Registration No. 333-18061, effective January 2, 1997. DRP participants will generally be treated as having received a dividend distribution equal to the fair market value on the investment date of the plan shares that are purchased with the participants' reinvested dividends and/or optional cash payments on such date, plus the brokerage commissions, if any, allocable to the purchase of such shares, and participants will have a tax basis in the shares equal to such value. DRP participants may not, however, receive any cash with which to pay the resulting tax liability. Shares received pursuant to the DRP will have a holding period beginning on the day after their purchase by the plan administrator.

     Preferred Stock. Distributions, including constructive distributions, made to holders of preferred stock, other than tax-exempt entities, will generally be subject to tax as described above. For federal income tax purposes, earnings and profits will be allocated to distributions with respect to the preferred stock before they are allocated to distributions with respect to common stock.

     Conversion of preferred stock into common stock. In general, no gain or loss will be recognized for federal income tax purposes upon conversion of the preferred stock solely into shares of common stock. The basis that a holder will have for tax purposes in the shares of common stock received upon conversion will be equal to the adjusted basis of the holder in the shares of preferred stock so converted, and, provided that the shares of preferred stock were held as a capital asset, the holding period for the shares of common stock received would include the holding period for the shares of preferred stock converted. A holder, however, generally will recognize gain or loss on the receipt of cash in lieu of fractional shares of common stock in an amount equal to the difference between the amount of cash received and the holder's adjusted basis for tax purposes in the fractional share of preferred stock for which cash was received. Furthermore, under certain

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

circumstances, a holder of shares of preferred stock may recognize gain or dividend income to the extent that there are dividends in arrears on the shares at the time of conversion into common stock.

     Adjustments to conversion price. Adjustments in the conversion price, or the failure to make such adjustments, pursuant to the anti-dilution provisions of the preferred stock or otherwise may result in constructive distributions to the holder so preferred stock that could, under certain circumstances, be taxable to them as dividends pursuant to Section 305 of the Code. If such a constructive distribution were to occur, a holder of preferred stock could be required to recognize ordinary income for tax purposes without receiving a corresponding distribution of cash.

EXERCISE OF SECURITIES WARRANTS

     Upon a holder's exercise of a securities warrant, the holder will, in general, not recognize any income, gain or loss for federal income tax purposes, will receive an initial tax basis in the security received equal to the sum of the holder's tax basis in the exercised securities warrant and the exercise price paid for such security and will have a holding period for the security received beginning on the date of exercise.

SALE OR EXPIRATION OF SECURITIES WARRANTS

     If a holder of a securities warrant sells or otherwise disposes of such securities warrant, other than by exercise, the holder generally will recognize capital gain or loss, long-term capital gain or loss if the holder's holding period for the securities warrant exceeds twelve months on the date of disposition. Otherwise, the holder will recognize short-term capital gain or loss equal to the difference between the cash and fair market value of other property received and the holder's tax basis, on the date of disposition, in the securities warrant sold. Such a holder generally will recognize a capital loss upon the expiration of an unexercised securities warrant equal to the holder's tax basis in the securities warrant on the expiration date.

TAXATION OF STOCKHOLDER RIGHTS

     If Redwood Trust makes a distribution of stockholder rights with respect to its common stock, such distribution generally will be tax free and a stockholder's basis in the rights received in such distribution will be zero. If the fair market value of the rights on the date of issuance is 15% or more of the value of the common stock or, if the stockholder so elects regardless of the value of the rights, the stockholder will make an allocation between the relative fair market values of the rights and the common stock on the date of the issuance of the rights. On the exercise of the rights, the stockholder will generally not recognize gain or loss. The stockholder's basis in the shares received from the exercise of the rights will be the amount paid for the shares plus the basis, if any, of the rights exercised. Distribution of stockholder rights with respect to other classes of securities holders generally would be taxable.

TAXATION OF TAX-EXEMPT ENTITIES

     In general, a tax-exempt entity that is a stockholder of Redwood Trust is not subject to tax on distributions. The Internal Revenue Service has ruled that amounts distributed by a REIT to an exempt employees' pension trust do not constitute unrelated trade or business income and thus should be nontaxable to such a tax-exempt entity. Based on that ruling, but subject to the discussion of excess inclusion income set forth under the heading "Taxation of Redwood Trust's Stockholders," special tax counsel is of the opinion that indebtedness incurred by Redwood Trust in connection with the acquisition of real estate assets such as mortgage loans will not cause dividends of Redwood Trust paid to a stockholder that is a tax-exempt entity to be unrelated trade or business income, provided that the tax-exempt entity has not financed the acquisition of its stock with "acquisition indebtedness" within the meaning of the Code. Under certain conditions, however, if a tax-exempt employee pension or profit sharing trust were to acquire more than 10% of Redwood Trust's stock, a portion of the dividends on such stock could be treated as unrelated trade or business income.

     Other tax-exempt entities should review the Code and should consult their own tax advisors concerning application of the unrelated trade or business income rules to them.

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

FOREIGN INVESTORS

     The preceding discussion does not address the federal income tax consequences to foreign investors, non-resident aliens and foreign corporations as defined in the Code, of an investment in Redwood Trust. In general, foreign investors will be subject to special withholding tax requirements on income and capital gains distributions attributable to their ownership of Redwood Trust's stock. Foreign investors in Redwood Trust should consult their own tax advisors concerning the federal income tax consequences to them of a purchase of shares of Redwood Trust's stock including the federal income tax treatment of dispositions of interests in, and the receipt of distributions from, REITs by foreign investors. In addition, federal income taxes must be withheld on certain distributions by a REIT to foreign investors unless reduced or eliminated by an income tax treaty between the United States and the foreign investor's country. A foreign investor eligible for reduction or elimination of withholding must file an appropriate form with Redwood Trust in order to claim such treatment.

                              PLAN OF DISTRIBUTION

     We may sell securities to or through one or more underwriters or dealers for public offering and sale, to one or more investors directly or through agents, to existing holders of our securities directly through the issuance of stockholders rights as a dividend, or through any combination of these methods of sale. Any principal underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

     The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices (any of which may represent a discount from the prevailing market prices). We may also sell our securities from time to time through one or more agents in ordinary brokers' transactions. Such sales may be effected during a series of one or more pricing periods at prices related to the prevailing market prices reported on the New York Stock Exchange, as shall be set forth in the applicable prospectus supplement.

     In connection with the sale of securities, underwriters or agents may receive compensation from us or from purchasers of securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concession or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on the resale of securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any principal underwriter or agent will be identified, and any such compensation received from us will be described, in the applicable prospectus supplement.

     Unless otherwise specified in the related prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than the common stock which is listed on the New York Stock Exchange. Any shares of common stock sold pursuant to a prospectus supplement will also be listed on the New York Stock Exchange, subject to official notice of issuance. We may elect to list any future class or series of securities on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a future class or series of securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the securities.

     In connection with the offering of securities hereby, underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions affected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

     The underwriters in an offering of securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose penalty bids under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter, or any selling group member participating in the offering, for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

     The underwriters, dealers or agents used by us in any offering of securities under this prospectus may be customers of, including borrowers from, engage in transactions with, and perform services for, us or one or more of our affiliates in the ordinary course of business.

     Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification against civil liabilities, including liabilities under the Securities Act.

     If indicated in the applicable prospectus supplement, we will authorize agents and underwriters to solicit offers by institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and, unless we otherwise agree, the aggregate principal amount of securities sold pursuant to contracts shall be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Contracts will not be subject to any conditions except that the purchase by an institution of the securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject. A commission indicated in the prospectus supplement will be paid to the underwriters and agents soliciting purchases of debt securities pursuant to contracts accepted by us.

     Until the distribution of the securities is completed, rules of the SEC may limit the ability of the underwriters and selling group members, if any, to bid for and purchase the securities. As an exception to these rules, the representatives of the underwriters, if any, are permitted to engage in transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of securities.

                                ERISA INVESTORS

     Because the common stock will qualify as a "publicly offered security," employee benefit plans and individual retirement accounts may purchase shares of common stock and treat such shares, and not the underlying assets, as plan assets. The status of securities offered hereby other than the common stock will be discussed in the relevant prospectus supplement. Fiduciaries of ERISA plans should consider (i) whether an investment in the common stock and other securities offered hereby satisfies ERISA diversification requirements, (ii) whether the investment is in accordance with the ERISA plans' governing instruments and (iii) whether the investment is prudent.

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

                                 LEGAL MATTERS

     The validity of the securities offered hereby and certain legal matters will be passed on for us by Tobin & Tobin, a professional corporation, San Francisco, California. Certain tax matters will be passed on by GnazzoThill, A Professional Corporation, San Francisco, California.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission or the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference facilities maintained by the Commission at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms.

     We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information. You may request a free copy of any of the above filings by writing or calling:

                              Redwood Trust, Inc.
                        591 Redwood Highway, Suite 3100
                             Mill Valley, CA 94941
                                 (415) 389-7373

     You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

                           INCORPORATION BY REFERENCE

     The Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus.

     We have filed the documents listed below with the Commission under the Securities Exchange Act of 1934 (the "Exchange Act"), and these documents are incorporated herein by reference:

     - Our Annual Report on Form 10-K for the year ended December 31, 1999;

     - Our Quarterly Report on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000 and September 30, 2000;

     - Our Current Report on Form 8-K filed January 10, 2001; and

     - The description of our common stock included in our registration statement on Form 8-A, filed July 18, 1995 (Registration No. 0-26434) and as amended by Form 8-A/A filed August 4, 1995, under the Exchange Act.

     Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from

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

the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents.

     Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement. You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents unless the exhibits are specifically incorporated herein by reference in the documents that this prospectus incorporates by reference) without charge upon written or oral request to Redwood Trust, Inc., 591 Redwood Highway, Suite 3100, Mill Valley, CA 94941, telephone (415) 389-7373.

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                                 [REDWOOD LOGO]